EXHIBIT (A)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Intelligroup, Inc.
at
$4.65 Net Per Share
by
Mobius Subsidiary Corporation
an indirect wholly owned subsidiary of
NTT DATA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 19, 2010 UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of June 14, 2010 (the “Merger Agreement”), by and among NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), Mobius Subsidiary Corporation, a New Jersey corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and Intelligroup, Inc., a New Jersey corporation (the “Company”).

The board of directors of the Company has unanimously determined that the Offer and the Merger (each as defined herein) are advisable and in the best interests of the Company’s shareholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and resolved to recommend that holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there having been validly tendered and not withdrawn before the expiration of the Offer a number of shares of common stock, par value $.01 per share (the “Shares”), of the Company that, together with any other Shares beneficially owned by Parent or its subsidiaries (including Purchaser), constitutes a majority of all the Shares outstanding on a fully-diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”).

Questions and requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), or Mitsubishi UFJ Securities (USA), Inc., our dealer manager (the “Dealer Manager”), at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:

1633 Broadway, 29th Floor
New York, NY 10019-6708
Call Toll-Free: (877) 909-6876

June 21, 2010

IMPORTANT

Shareholders desiring to tender Shares in the Offer must:

1. For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to Purchaser before the expiration of the Offer.

2. For Shares that are registered in the shareholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares”);

•	if using the Letter of Transmittal, have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3. For Shares that are registered in the shareholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares”), is at the election and risk of the tendering shareholder.

ii

iii

SUMMARY TERM SHEET

Securities Sought	All issued and outstanding shares of common stock, par value $.01 per share, of the Company (the “Shares”)

Price Offered Per Share	$4.65 net to you in cash (less any applicable withholding of taxes), without interest

Scheduled Expiration of Offer	12:00 midnight, New York City time, on Monday, July 19, 2010, unless extended

Purchaser	Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION

Board Recommendation	The Company’s board of directors has recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a shareholder of the Company, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Who is offering to buy my Shares?

Our name is Mobius Subsidiary Corporation. We are a New Jersey corporation and an indirect wholly owned subsidiary of Parent. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Purchaser and Parent.”

Parent is a corporation organized under the laws of Japan that provides high quality IT solutions and consulting services to customers in the public administration, financial and industrial sectors, with a global support network that covers 78 cities in 25 countries worldwide.

What securities are you offering to purchase and what is the form of payment?

We are seeking to purchase all of the issued and outstanding Shares, for $4.65 per Share, net to you in cash (less any applicable withholding of taxes), without interest (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”), upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not required to accept for payment or pay for any Shares that are validly tendered in the Offer unless, at the expiration of the Offer (as extended), there has been validly tendered and not withdrawn a number of Shares that, together with any other Shares beneficially owned by Parent or its subsidiaries (including Purchaser), constitutes a majority of all the Shares outstanding on a fully-diluted basis. We refer to this as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

We are not required to accept for payment or pay for any Shares that are validly tendered in the Offer unless, at the expiration of the Offer (as extended), any applicable waiting period under the HSR Act has expired or been terminated. This and other conditions to our requirement to accept for payment and pay for any Shares validly tendered in the Offer are described in greater detail in the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offer.”

Do I have to pay any brokerage or similar fees to tender?

If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Will you have the financial resources to pay for the Shares?

Yes. The Offer is not subject to any financing condition. Parent will provide us with the funds necessary to purchase the Shares in the Offer and to pay related expenses out of cash on hand and borrowings in the ordinary course. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all issued and outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from Parent, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you have until 12:00 midnight, New York City time, on Monday, July 19, 2010 to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. Under the terms of the Merger Agreement, we are required from time to time to extend the Offer beyond the initial scheduled expiration date for five (5) business days in each instance (or for such different period to which the Company agrees in its reasonable discretion) if, at the scheduled expiration of the Offer (or any extension thereof), any of the conditions to Purchaser’s obligation to accept Shares for payment is not satisfied or waived.

In addition, we are required to extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff.

Will you provide a “subsequent offering period”?

If all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn, together with the Shares held by Parent and Purchaser, if any, is less than ninety percent (90%) of the number of Shares outstanding on a fully-diluted basis, then upon the expiration date of the Offer (or any extension thereof), we may elect to provide one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of not less than three (3) business days each and not to exceed twenty (20) business days (for all such extensions) in the aggregate.

Although we reserve our right to provide one or more “subsequent offering periods,” we do not currently intend to provide a “subsequent offering period.” During any “subsequent offering period,” if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive the Per Share Amount. See Section 1 — “Terms of the Offer” and Section 13 — “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a “subsequent offering period,” we will inform the Depositary and notify the shareholders by making a public announcement of an extension or a “subsequent offering period” before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to the Depositary before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3 — “Procedures for Tendering Shares.”

Can holders of vested stock options participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable equity incentive plan or agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3 — “Procedures for Tendering Shares.”

At the effective time of the Merger, in accordance with the Merger Agreement, each unexercised option to purchase Shares outstanding as of immediately prior to the Merger, regardless of the vested status, will be cancelled in the Merger and, in exchange therefor, each former holder of any such option will be entitled to receive a cash payment equal to the product of (i) the total number of Shares previously issuable upon exercise of such option immediately prior to the effective time of the Merger and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such option, less applicable withholding of taxes. See Section 13 — “The Merger Agreement; Other Agreements.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of the same, with the required information to the Depositary while you still have the right to withdraw your Shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after that 60-day period until we accept them for payment. This right to withdraw will not apply to any “subsequent offering period.” See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

What does the Company’s Board of Directors think of the Offer?

The Offer is being made pursuant to the Merger Agreement with the Company. The Company’s board of directors has unanimously resolved to recommend that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any shareholders agreed to tender their Shares?

Yes. SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. have entered into a shareholders’ agreement with Parent and Purchaser (the “Shareholders’ Agreement”), which provides, among other things, that these shareholders will tender all their Shares in the Offer; provided that if any time prior to the termination of the Shareholders’ Agreement, the board of directors of the Company effects an Adverse Recommendation Change (as defined in the Merger Agreement) without terminating the Merger Agreement, the terms of the Shareholders’ Agreement will apply to only 50% of each of these shareholder’s Shares. These shareholders may only withdraw their Shares from the Offer if the Offer is terminated or expired pursuant to the Merger Agreement or the Shareholders’ Agreement is terminated in accordance with its terms. The Shares subject to the Shareholders’ Agreement represent approximately 63.3% of the outstanding Shares, as of June 3, 2010. Upon the tender of all of the Shares held by the shareholders as set forth in the Shareholders’ Agreement, the Minimum Condition will be satisfied, and Parent and Purchaser will own, following the acceptance for payment of those

Shares in the Offer, a number of Shares sufficient to cause the Merger to occur without the affirmative vote of any other holder of Shares. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements.”

If the Offer is completed, will the Company continue as a public company?

If the Offer is completed, the Company may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. In such case, the Shares will no longer be eligible to be quoted on the OTC Bulletin Board (the “OTCBB”) or listed on any other market or securities exchange, in which event there may not be a public trading market for the Shares. After completion of the Merger that is expected to follow the Offer, Parent will indirectly own all of the outstanding capital stock of the Company, and the Company’s common stock will no longer be publicly owned. See Section 7 — “Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we will merge Purchaser with and into the Company, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and a vote of the Company’s shareholders, if a vote is required. The Company will be the surviving corporation in the Merger and will become an indirect wholly owned subsidiary of Parent. In the Merger, shareholders who did not tender their Shares will receive the Per Share Amount in cash in exchange for their Shares. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the “top-up option” or through other means, such as open market purchases, we expect to effect the Merger without convening a meeting of the shareholders. There are no appraisal rights available in connection with the Offer or with respect to the Merger. See the “Introduction” to this Offer to Purchase.

What is the “top-up option” and when could it be exercised?

We have the option, subject to certain limitations, to purchase from the Company additional Shares sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account Shares issued upon the exercise of the “top-up option.” The purpose of this “top-up option” is to permit us to complete the Merger without convening a meeting of the Company’s shareholders. We expect to exercise the “top-up option,” subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. See Section 13 — “The Merger Agreement; Other Agreements.”

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer, and the Merger takes place, your Shares will be cancelled. You will receive the same price per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that, if you tender your Shares in the Offer, you will be paid earlier. If you decide not to tender your Shares in the Offer, and we purchase the tendered Shares, but the Merger does not close, you will remain a shareholder of the Company. If the Merger does not close or the closing of the Merger is delayed, the Company may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. In such case, the Shares will no longer be eligible to be quoted on the OTCBB or listed on any other market or securities exchange, in which event there may not be a public trading market for the Shares.

What is the market value of my Shares as of a recent date?

On June 11, 2010, the last trading day before we announced the execution of the Merger Agreement, the closing price of the Shares reported on the OTCBB was $3.64 per Share. On June 18, 2010, the last full trading day before commencement of the Offer, the closing price of the Shares reported on the OTCBB was $4.61 per share. We advise you to obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

What are the U.S. federal income tax consequences of participating in the Offer?

In general, if you are a U.S. holder of Shares, the sale of Shares pursuant to the Offer will be a taxable transaction to you. For U.S. federal income tax purposes, your receipt of cash in exchange for your Shares generally will cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the Offer and your adjusted tax basis in your Shares. If you are a non-U.S. holder of Shares, the sale of Shares pursuant to the Offer will generally not be a taxable transaction to you under U.S. federal income tax laws unless you have certain connections to the United States. Applicable law may require tax to be withheld from the proceeds of a sale of Shares by certain holders. You should consult your tax advisor about the tax consequences to you of participating in the Offer. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call our Information Agent or Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

To the Holders of Common Stock of the Company:

INTRODUCTION

We, Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”) and an indirect wholly owned subsidiary of NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), are offering to purchase all issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), for $4.65 per Share, net to the seller in cash (subject to any required withholding of taxes), without interest (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 14, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of the Company’s shareholders, Purchaser will be merged with and into the Company, with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by the Company, Parent, Purchaser and any of their respective subsidiaries) will be converted into the right to receive the Per Share Amount.

The board of directors of the Company has unanimously determined that the Offer and the Merger are advisable and in the best interests of the Company’s shareholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, and resolved to recommend that holders of Shares accept the Offer and tender their Shares in the Offer.

There is no financing condition to the Offer. The Offer is conditioned on there having been validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with any other Shares beneficially owned by Parent or its subsidiaries (including Purchaser), constitutes a majority of all the Shares outstanding on a fully-diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”). See Section 14 — “Conditions of the Offer.”

The Company has informed Purchaser that, as of June 3, 2010, (i) 41,252,888 Shares were issued and outstanding and (ii) 2,556,669 Shares were issuable upon the exercise of certain stock options. Based upon the foregoing, as of June 3, 2010, the Minimum Condition would be satisfied if 21,904,779 Shares were validly tendered and not properly withdrawn in the Offer.

If Purchaser purchases Shares pursuant to the Offer, Purchaser will be entitled to designate a number of directors constituting a majority of the Company’s board of directors. See Section 12 — “Purpose of the Offer; Plans for the Company; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. have entered into a shareholders’ agreement with Parent and Purchaser (the “Shareholders’ Agreement”), which provides, among other things, that these shareholders will tender their Shares in the Offer; provided that if any time prior to the termination of the Shareholders’ Agreement, the board of directors of the Company effects an Adverse Recommendation Change (as defined in the Merger Agreement) without terminating the Merger Agreement, the terms of the Shareholders’ Agreement will apply to only 50% of each of these shareholder’s Shares. These shareholders may only withdraw their Shares from the Offer if the Offer is terminated or expired in accordance with the terms of the Merger Agreement or the Shareholders’ Agreement is terminated in accordance with its terms. The Shares subject to the Shareholders’ Agreement represent approximately 63.3% of the outstanding Shares, as of June 3, 2010. Upon the tender of Shares by the shareholders as set forth in the Shareholders’ Agreement, the Minimum Condition will be satisfied, and Parent and Purchaser will own, following the acceptance for payment of those Shares in the Offer, a number of Shares sufficient to cause the Merger to occur without the affirmative vote of any other holder of Shares. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement; Other Agreements.”

Credit Suisse Securities (USA) LLC (“Credit Suisse”), the Company’s financial advisor, delivered to the Company’s board of directors an opinion, dated June 13, 2010, as to the fairness to the holders of Shares (other than the shareholders that are parties to the Shareholders’ Agreement), from a financial point of view, of the Per Share Amount as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations set forth in the opinion. The full text of Credit Suisse’s written opinion, dated June 13, 2010, which describes the assumptions made, matters considered and limitations on the review undertaken, is included as an Annex to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which is filed in connection with the Offer and is being mailed to the Company’s shareholders concurrently herewith. Credit Suisse’s opinion was provided to the Company’s board of directors for its information in connection with its evaluation of the $4.65 per Share cash consideration payable in the Offer and the Merger, taken together, and relates only to the fairness, from a financial point of view, of such cash consideration. Credit Suisse’s opinion does not address any other aspect of the Merger or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger. The opinion also does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available with respect to the Company, nor does it address the Company’s underlying business decision to engage in the Merger. The opinion is not intended to, and does not, constitute a recommendation to any shareholder as to whether such shareholder should vote or act on any matter relating to the proposed Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. Under the Merger Agreement, we have the option, subject to limitations, to purchase from the Company additional Shares at the Per Share Amount sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option. We refer to this option as the “Top-Up Option.” The exercise price for the Top-Up Option is to be paid either with cash or by executing and delivering to the Company a promissory note with a principal amount equal to the balance of the aggregate purchase price and a per annum interest rate of 130% of the federal short-term rate applicable to notes issued on the date that the promissory note is issued.

We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. If Purchaser acquires Shares representing at least 90% of the voting power of the then outstanding Shares pursuant to the Offer, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 14A:10-5.1 of the New Jersey Business Corporation Act (the “NJBCA”), as promptly as practicable without a meeting of the shareholders of the Company. See Section 12 — “Purpose of the Offer; Plans for the Company; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable equity incentive plan or agreement and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5 — “Certain Material U.S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Purchaser will pay fees and expenses incurred in connection with the Offer by the Depositary, Information Agent and Dealer Manager. See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 4 — “Withdrawal Rights”) on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Monday, July 19, 2010, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. Under the terms of the Merger Agreement, Purchaser is required from time to time to extend the Offer beyond the initial scheduled expiration date for five business days in each instance (or for such different period to which the Company agrees in its reasonable discretion) if, at the Expiration Date, any of the conditions to Purchaser’s obligation to accept Shares for payment is not satisfied or waived. In addition, Purchaser is required to extend the Offer for any period or periods required by applicable law or applicable interpretations or positions of the SEC or its staff.

Under no circumstances will interest be paid on the Per Share Amount for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn, together with the Shares held by Parent and Purchaser, if any, is less than ninety percent (90%) of the number of Shares outstanding on a fully-diluted basis, then upon the Expiration Date, we may elect to provide one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of not less than three (3) business days each and not to exceed twenty (20) business days (for all such extensions) in the aggregate. If such “subsequent offering periods” are provided, Purchaser shall (1) give the required notice thereof and (2) immediately accept and promptly pay for all Shares tendered as of such applicable expiration date. Although we reserve our right to provide one or more “subsequent offering periods,” we do not currently intend to provide a “subsequent offering period.”

There is no financing condition to the Offer. The Offer is conditioned on there having been validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with any other Shares beneficially owned by Parent or its subsidiaries (including Purchaser), constitutes a majority of all the Shares outstanding on a fully-diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”). See Section 14 — “Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, waive any condition to the Offer, increase the Per Share Amount or make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of the Company, we may not:

•	decrease the Per Share Amount or change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	impose conditions to the Offer in addition to those set forth in the Merger Agreement and described in Section 14 — “Conditions of the Offer”;

•	modify, waive or change the Minimum Condition;

•	amend or modify any other term of the Offer in a manner adverse to the Company’s shareholders; or

•	extend the Offer in a manner other than in accordance with the Merger Agreement.

Notwithstanding any other provision of the Offer, if at the Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) Purchaser may, but only to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered and not properly withdrawn.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release via Market Wire.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will file an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the Per Share Amount and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

The Company has agreed to cause its transfer agent to provide Purchaser with the Company’s shareholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to shareholders of the Company. Upon compliance by the Company with this requirement, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended) and provided that the Offer has not been terminated, Purchaser will accept for payment and pay promptly after the Expiration Date for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” If Purchaser provides a “subsequent offering period,” Purchaser will immediately accept and pay for Shares as they are tendered during the “subsequent offering period.” See Section 1 — “Terms of the Offer.” For a description of our rights and obligations to extend the Offer or not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates representing the Shares (the “Share Certificates”), or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares”;

•	the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

The Per Share Amount paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser’s obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser or the Depositary regardless of any extension of the Offer or by reason of any delay in making such payment.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4 — “Withdrawal Rights.”

Parent may assign all or any of its rights and obligations under the Merger Agreement to any of its subsidiaries, but any such assignment will not relieve Parent or Purchaser of its obligations under the Merger Agreement, enlarge, alter or change any obligation of any other party to the agreement or prejudice the rights of shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer or Shares converted into the right to receive the Per Share Amount.

If any tendered Shares are not purchased under the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered pursuant to the book-entry transfer procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained within the Book-Entry Transfer Facility) promptly following the expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender.  Except as set forth below, for Shares to be validly tendered pursuant to the Offer, either:

•	on or prior to the Expiration Date, (a) Share Certificates representing tendered Shares must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at its address and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at its address; or

•	the guaranteed delivery procedures set forth below must be followed.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the expiration of the “subsequent offering period,” if any, or the guaranteed delivery procedures set forth below must be complied with.

Required documents must be transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder(s) have not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (“Eligible Institutions”).

In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal for more information. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in any case signed exactly as the name or names of the registered holders or owners appear on such certificates, with the signatures on the Share Certificates or stock powers guaranteed as set forth above. See Instructions 1 and 5 to the Letter of Transmittal for more information.

Guaranteed Delivery.  If a shareholder desires to tender Shares under the Offer and such shareholder’s Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such shareholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

•	within three OTCBB trading days after the date of execution of such Notice of Guaranteed Delivery, (a) Share Certificates representing tendered Shares are received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or such Shares are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (b) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, is received by the Depositary at such address and (c) any other documents required by the Letter of Transmittal are received by the Depositary at such address.

The Notice of Guaranteed Delivery may be delivered to the Depositary by hand or transmitted to the Depositary by telegram, facsimile or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice), and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The procedures for guaranteed delivery above may not be used during any “subsequent offering period.”

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of:

•	Share Certificates representing tendered Shares or a Book-Entry Confirmation with respect to all tendered Shares;

•	a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares; and

•	any other documents required by the Letter of Transmittal.

Accordingly, payment might not be made to all tendering shareholders at the same time, and, among other factors, will depend upon when Share Certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility. Under no circumstances will interest be paid on the Per Share Amount for the Shares, regardless of any extension of the Offer or any delay in making payment.

Backup Withholding.  Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed IRS Form W-8BEN (or appropriate IRS Form W-8) Certificate of Foreign Status before receipt of any payment.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Share Certificates, shall be resolved by Purchaser, in its sole discretion, whose determination shall be final and binding. Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and Purchaser’s interpretation of the Offer, this Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager, the Company or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Tender Constitutes Binding Agreement.  The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above and in the instructions to the Letter of Transmittal will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Options.  The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable equity incentive plan or agreement and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section. At the effective time of the Merger, in accordance with the Merger Agreement, each unexercised option outstanding as of immediately prior to the Merger, regardless of the vested status, will be cancelled in the Merger and, in exchange therefor, each former holder of any such option will be entitled to receive a cash payment equal to the product of (i) the total number of Shares previously issuable upon exercise of such option immediately prior to the effective time of the Merger and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such option, less any applicable withholding taxes.

Appointment of Proxy.  By executing a Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution and resubstitution, to the full extent of such shareholder’s rights with respect to (a) the Shares tendered by such shareholder and accepted for payment by Purchaser and (b) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company’s shareholders, including without limitation any special meeting in connection with the Merger, or with respect to any written consent of the Company’s shareholders, and Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting and other rights with respect to such Shares. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, or by applicable law, tenders of Shares under the Offer are irrevocable. Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, if we have not agreed to accept your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after that 60-day period until we accept them for payment. If Purchaser is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer but subject to compliance with Rule 14e-1(c) under the Exchange Act, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights described in this Section 4.

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 — “Procedures for Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager, the Company or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Purchaser does not currently intend to provide a “subsequent offering period” following the Offer. In the event that Purchaser subsequently elects to provide a “subsequent offering period,” no withdrawal rights will apply to Shares tendered during such “subsequent offering period” or to Shares previously tendered in the Offer and accepted for payment.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain Material U.S. Federal Income Tax Consequences.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer to holders of Shares. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority, and administrative rulings and practice. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of a Share that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

•	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

A “non-U.S. holder” is a person (other than a person treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership and, accordingly, this discussion does not apply to partnerships. If you are a partner of a partnership holding Shares, you should consult your tax advisor regarding the specific U.S. federal income tax consequences to you.

This discussion assumes that a holder holds the Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, holders that hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired their Shares through the exercise of employee stock options or other compensation arrangements). This discussion also does not address the U.S. federal income tax consequences to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE RECEIPT OF CASH IN EXCHANGE FOR SHARES PURSUANT TO THIS OFFER.

U.S. Holders

The receipt of cash pursuant to the Offer by U.S. holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder of Shares will recognize gain or loss equal to the difference, if any, between (1) the amount of cash received in exchange for such Shares; and (2) the U.S. holder’s adjusted tax basis in such Shares. If the holding period in Shares sold pursuant to this Offer is greater than one year as of the date of the sale, the gain or loss will be long-term capital gain or loss. Long-term capital gains recognized by an individual U.S. holder are generally taxable at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations under the Code. If a U.S. holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a United States person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain U.S. holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Any gain realized on the receipt of cash pursuant to the Offer by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

(1) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

(2) the non-U.S. holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

(3) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five years preceding the sale.

An individual non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale of Shares under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale of Shares, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In the case of clause (3) above, a non-U.S. holder could be subject to U.S. federal income tax on the gain realized on the sale of Shares, including in the case of a foreign corporation, branch profits tax, and a withholding tax at a rate of 10% could apply to proceeds from the sale of Shares.

Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding. Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares.

The Shares are principally quoted on the OTCBB under the symbol “ITIG.” The following table sets forth for each of the periods indicated the high and low reported sales prices per share on the OTCBB based on published financial sources:

	High	Low

Year Ended December 31, 2008
First Quarter	$2.50	$1.83
Second Quarter	$2.05	$1.27
Third Quarter	$2.60	$1.41
Fourth Quarter	$1.95	$1.18
Year Ended December 31, 2009
First Quarter	$1.52	$1.10
Second Quarter	$1.55	$1.01
Third Quarter	$2.75	$1.40
Fourth Quarter	$3.50	$2.05
Year Ending December 31, 2010
First Quarter	$4.05	$3.01
Second Quarter (through June 18, 2010)	$4.62	$2.00

On June 11, 2010, the last trading day before we announced the execution of the Merger Agreement, the closing price of the Shares reported on the OTCBB was $3.64 per Share. On June 18, 2010, the last full trading day before commencement of the Offer, the closing price of the Shares reported on the OTCBB was $4.61 per share. We advise you to obtain a recent quotation for your Shares prior to deciding whether or not to tender.

Purchaser has been advised that the Company has never declared or paid any cash dividends on the Shares. The Merger Agreement provides that, from the date of the Merger Agreement until the Expiration Date or the earlier termination of the Merger Agreement, without Parent’s prior written consent, the Company may not make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any Shares, other than dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries. The Company is not expected to declare or pay cash dividends after completion of the Offer.

7.	Possible Effects of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Parent nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Per Share Amount.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders meeting and the related requirements to furnish an annual report and to provide periodic financial disclosures to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be restricted. We expect the Company will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. In such case, the Shares will no longer be eligible to be quoted on the OTCBB or listed on any other market or securities exchange, in which event there may not be a public trading market for the Shares.

Margin Regulations.  To our knowledge, the Shares are not currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System.

8.	Certain Information Concerning the Company.

The Company.  Intelligroup, Inc. is a New Jersey corporation with its principal executive offices located at 5 Independence Way, Suite 220, Princeton, New Jersey 08540. The telephone number of the Company at such office is 646-810-7400. According to its Annual Report on Form 10-K for the year ended December 31, 2009, the Company is a vertically led global information technology services organization and a leading provider of consulting, business process optimization, and outsourcing solutions. The Company provides end to end services including advisory, implementation, testing and application management and support services of Enterprise Resource Planning solutions from SAP AG and Oracle Corporation including PeopleSoft. The Company also provides e-business solutions using Java and the Microsoft.NET and MOSS platforms and infrastructure management services as well as ERP testing services.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, options, restricted stock units and other performance awards granted to them, the principal holders of the Company’s securities and any material interests of such persons in transactions with the Company, is required to be disclosed in proxy statements distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to the Company that have been filed via the EDGAR system. None of Parent, Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company provided by the Company or contained in the periodic reports, documents and records referred to herein or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

Certain Projections.  To our knowledge, the Company does not as a matter of course make forecasts or public projections as to its future financial performance or earnings. However, in connection with our due diligence review of the

Company, the Company made available financial projections, which were prepared by the Company’s management. A summary of these projections is set forth below. These financial projections reflect numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. The Company has also advised Parent and Purchaser that the Company has not as a matter of course made public any projections as to future performance or earnings.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser, the Company or their respective affiliates, advisors or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because the Company made them available to Parent in connection with Parent’s due diligence review of the Company. None of Parent, Purchaser, the Company or any of their respective affiliates, advisors or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of actual future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. Furthermore, none of the Company, Purchaser or Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Purchaser. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is Parent’s and Purchaser’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The Company’s management provided to Parent the following projected fiscal year 2010, fiscal year 2011, and fiscal year 2012 Revenue, Operating Profits and earnings before interest, tax, depreciation and amortization (“EBITDA”) on a consolidated basis on January 13, 2010.

	2010	2011	2012
	($ in millions)

Revenue	$140.8	$162.0	$186.3
Operating Profit	16.2	21.1	25.7
EBITDA	19.8	25.2	30.5

These projections should be read together with the Company’s financial statements that can be obtained from the SEC as described above in this Section 8 — “Certain Information Concerning the Company.” These projections should also be read together with the discussion under “Risk Factors” and the other cautionary statements contained in the Company’s 2009 Annual Report on Form 10-K.

9.	Certain Information Concerning Purchaser and Parent.

Parent, a Japanese corporation, was first established in 1988 as “NTT Data Communications Systems Corporation a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation (NTT).” In August 1998, Parent changed its name to its present name. Parent provides high quality IT solutions and consulting services to customers worldwide in the public administration, financial and industrial sectors, with a global support network that covers 78 cities in 25 countries worldwide.

Parent’s legal name, as specified in its organizational documents (as translated from Japanese), is NTT DATA CORPORATION. Parent’s business address is Toyosu Center Building, 3-3, Toyosu 3-chome, Koto-ku, Tokyo 135-6033. The telephone number at such address is 81-3-5546-8202.

Approximately 54% of Parent’s voting stock is held by Nippon Telegraph and Telephone Corporation, a corporation organized under the laws of Japan (“NTT”) with its principal executive offices located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. The telephone number at such address is 81-3-5205-5589. NTT is a holding company that, operating through its subsidiaries, is the largest provider of regional, long distance and international, mobile and data communications services in Japan.

Purchaser is a New Jersey corporation that was recently formed at the direction of Parent for the purpose of effecting the Offer and the Merger. Purchaser is wholly owned by NTT Data International L.L.C. (“NDI”), a Delaware limited liability company, with its principal executive offices located at 45 West 36th Street, 7th Floor, New York, NY 10018. The telephone number at such address is (212) 588-8340. NDI is wholly owned by Parent, and its principal business is to hold the equity interests, directly and indirectly, in Parent’s U.S. subsidiaries.

Until immediately before the time Purchaser purchases Shares in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Purchaser’s legal name as specified in its certificate of incorporation is Mobius Subsidiary Corporation. The address of Purchaser’s principal executive offices is c/o Sills Cummis & Gross P.C., One Riverfront Plaza, Newark, NJ 07102. The telephone number of Purchaser at that office is 973-643-4970.

The name, business address, present principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent, NDI, Purchaser and NTT are set forth on Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I hereto, (i) none of Parent, NDI, Purchaser or NTT, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of those parties, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Parent, NDI, Purchaser or NTT, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, none of Parent, NDI, Purchaser or NTT, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between NTT or Parent or any of Parent’s subsidiaries (including NDI and Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Parent, NDI, Purchaser or NTT or any of the persons listed on Schedule I hereto, has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Pursuant to the Shareholders’ Agreement that SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. have entered into with Parent and Purchaser, Parent and Purchaser may be deemed to beneficially own 26,121,732 Shares representing approximately 63.3% of the total outstanding Shares, as of June 3, 2010.

NTT is not a party to the Merger Agreement, the Shareholders’ Agreement or any other transaction agreement relating to the Offer or the Merger Agreement, and did not participate in the negotiation of any of the same.

Additional Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the Schedule TO should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E.,

Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and exhibits thereto.

Parent is not subject to the informational requirements of the Exchange Act and is therefore not required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Parent has been publicly traded on the First Section of the Tokyo Stock Exchange since September 1996. For more information relating to Parent, please visit http://www.nttdata.co.jp/en/.

10.	Source and Amount of Funds.

Completion of the Offer is not conditioned upon obtaining financing. Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $199 million plus any related transaction fees and expenses. Purchaser will acquire these funds from Parent. Parent intends to obtain the funds to be provided to the Purchaser out of cash on hand and borrowings in the ordinary course. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions.

The following information was prepared by Parent and the Company. Information about the Company was provided by the Company, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its representatives did not participate.

In March 2009, Parent retained Mitsubishi UFJ Morgan Stanley Securities Co., Ltd (formerly known as Mitsubishi UFJ Securities Co., Ltd) (“MUMSS”) to act as its financial advisor in connection with the search for a potential strategic acquisition in the U.S. On November 13, 2009, at the direction of Parent, MUMSS contacted the Chief Executive Officer of the Company, Vikram Gulati, to indicate, without revealing the identity of Parent but providing some background on its business, that Parent was interested in exploring a business relationship with the Company. On November 16, 2009, Mr. Gulati expressed interest in exploring the opportunity to MUMSS. On November 18, 2009, at the direction of Parent, MUMSS disclosed Parent’s identity to the Company.

On December 9, 2009, a meeting was held at the Company’s offices in order to discuss a potential transaction between the parties. In attendance at the meeting were Mr. Gulati and Bhalachandra Bhosale, the Senior Vice President, Global SAP Practice of the Company, along with members of Parent’s Global Business Unit and MUMSS. At that introductory meeting, the Company provided certain non-confidential information to Parent regarding its technology partners, client base and future plans, and Parent presented its global strategy to enhance the services it provides outside of Japan.

After Parent confirmed its interest in a merger transaction, on December 17, 2009, representatives of MUMSS and the Company’s financial advisor, Credit Suisse, had an introductory conversation to discuss the potential transaction. After MUMSS explained the strategic rationale for the transaction, Credit Suisse informed MUMSS that it intended to recommend that the Company’s board proceed with discussions with Parent.

On December 24, 2009, Parent and the Company entered into a mutual confidentiality agreement.

On January 13, 2010, a management presentation was held in Princeton, New Jersey and attended by representatives of Parent and its advisors. The presentation addressed various aspects of the Company’s business, including background information on the Company and its operations, and certain questions that were provided to the Company by Parent and its advisors before the meeting.

On February 9, 2010, certain senior executives of the Company, including Mr. Gulati, Alok Bajpai, the Chief Financial Officer, Kalyan Mahalingam, the Chief Operating Officer, and Pankit Desai, the Senior Vice President of Sales, met with members of Parent’s Global Business Unit at the Company’s offices to further discuss a potential transaction and any synergies that could be created. MUMSS and Credit Suisse were also in attendance. At that meeting, Parent indicated that it could be in a position to provide a preliminary proposal for the acquisition of the Company shortly thereafter.

On February 12, 2010, at the Company’s direction, Credit Suisse sent Parent a letter inviting Parent to submit a preliminary, non-binding indication of interest within the following week. The letter requested that Parent propose, among other things, a purchase price, transaction timeline and due diligence requests.

On February 22, 2010, Parent submitted a preliminary, non-binding indication of interest to the Company with respect to a potential acquisition of the Company for a per share price within a range of $4.30 to $5.28. Parent indicated that it was prepared to commence due diligence expeditiously, and that there would be no financing condition on the transaction. The indication of interest further provided that the target date for the parties to enter into a definitive agreement would be the end of April.

On February 24, 2010, at the Company’s direction, Credit Suisse provided feedback on the indication of interest to MUMSS, characterizing the price per share range as competitive, but too wide. Credit Suisse noted that the Company’s board was not agreeable to the lower end of the range provided and wanted Parent to tighten the range. In response to that feedback, at the direction of Parent, MUMSS informed Credit Suisse that the range would be tightened following Parent’s completion of due diligence.

In March 2010, MUMSS provided the Company with a detailed due diligence request list. In order to facilitate the diligence process, the Company opened a virtual data room containing basic information regarding the Company and the additional information requested by Parent. By that point, Parent retained Morrison & Foerster LLP (“MF”) as its legal counsel and PricewaterhouseCoopers (“PwC”) as its accounting advisor. On March 16, 2010, Parent, MUMSS, MF and PwC discussed the potential transaction by telephone.

From March 16 to 17, 2010, management presentations were held in Princeton, New Jersey and attended by certain representatives of Parent and its advisors. Those presentations addressed various aspects of the Company’s business, including background information on the Company and its operations, sales and marketing, an SAP and Oracle overview, testing and infrastructure, human resources and historical financial statements and projections.

Beginning in March 2010, Representatives of Parent and the Company began to explore the possibility of procuring one or more insurance policies (the “Tax Insurance Policies”) to insure against certain potential tax liabilities relating to the Company’s spin-off of SeraNova, Inc. in 2000. Parent indicated that procuring the Tax Insurance Policies on acceptable terms would be required for it to enter into a definitive merger agreement.

From April 6 to 8, 2010, Parent, PwC and MUMSS visited the Company’s facilities in India to inspect the sites and interview certain employees of the Company.

On April 8, 2010, Credit Suisse delivered to MUMSS an initial draft of the Merger Agreement, as prepared by Jones Day, legal counsel to the Company. The transaction, as provided in the draft of the Merger Agreement, was structured as a tender offer followed by a second-step merger. The draft did not contain any requirement that the significant shareholders of the Company tender their shares in the tender offer. Although the draft included certain deal protection provisions, it reserved to the Company board the ability to change its recommendation in favor of the transaction with Parent for any reason if necessary to comply with its fiduciary duties. The draft provided for a termination fee equal to 1% of the deal value.

On April 22, 2010, MUMSS provided Parent’s initial comments on the draft of the Merger Agreement to Credit Suisse. The comments included an obligation that the significant shareholders of the Company tender their shares in the tender offer. In connection therewith, MUMSS also provided an initial draft of that Shareholders’ Agreement prepared by MF. Among other things, the revised draft of the Merger Agreement added certain representations and warranties and modified others, modified the definition of “Material Adverse Effect,” included conditions to the commencement of the tender offer, included additional restrictions on the Company’s conduct of business, and revised the deal protection provisions to not allow a fiduciary termination right for any reason, including “superior proposals” presented to the Company’s board, and accordingly removed the termination fee concept.

On April 22, 2010, Parent requested an in-person meeting with the Company’s board on May 13, 2010 in order to negotiate the final offer price.

On April 28, 2010, MF spoke with Jones Day regarding the structure of the deal protection provisions. Also present during that conversation were Parent’s and the Company’s respective New Jersey legal counsel and financial advisors. The

Company’s advisors objected to Parent’s approach of not permitting the Company board any fiduciary termination right, and asked Parent’s advisors to propose a more conventional set of deal protections.

By the end of April 2010, Parent retained Mercer LLC (“Mercer”) to act as its human resources consultant. On April 28, 2010, Parent, Mercer and MUMSS discussed the potential transaction by telephone.

On May 3, 2010, MF provided additional and revised comments to the draft Merger Agreement and Shareholders’ Agreement in response to the April 28 conversation. These comments included exceptions to the no-shop provision for “superior proposals” and provided that the Company’s board could change its recommendation for the transaction with Parent, but only to accept a “superior proposal,” provided that Parent is notified and given the opportunity to make a new offer. The comments also included a termination fee equal to 5% of the enterprise value of the Company.

On May 5, 2010, the Company’s board, through the Company’s advisors, expressed concerns about certain market rumors that Parent might have interest in a target other than the Company. Parent, through its advisors, reaffirmed its commitment to the transaction. On that same day, representatives of MUMSS spoke with Mr. Gulati to again express Parent’s commitment to the transaction. During that conversation, Mr. Gulati requested that MUMSS confirm that a decision to move forward with the transaction would be accomplished at the May 13, 2010 meeting between the parties. MUMSS provided that confirmation.

On May 7, 2010, Jones Day provided to MF a revised draft of the Merger Agreement, which draft amended the deal protection and various other provisions. The draft included a termination fee of 2% of the value of the transaction. Jones Day also provided to MF comments to the initial draft of the Shareholders’ Agreement that MF had previously provided, with the revised draft covering only half of the shares held by the Company’s significant shareholders and thereby requiring them to tender only half of their shares in the tender offer.

A meeting between MF and Jones Day was held on May 11, 2010, in order to resolve some of the outstanding points in the Merger Agreement and the Shareholders’ Agreement. Also on that day, a letter providing for exclusivity between the parties was provided to the Company by Parent through its advisors. Shortly thereafter, Jones Day noted to MF its objection to the exclusivity letter.

On May 13, 2010, MF delivered to Jones Day its comments to Jones Day’s revised draft of the Merger Agreement based on the previous discussions held between MF and Jones Day. The comments provided that the key shareholders would be required to tender all their shares in the tender offer. The draft also removed the ability for the Company’s board to change its recommendation other than to accept a “superior proposal.”

On that same day, a meeting was held in San Francisco with representatives from Parent and the Company’s board, as well as Credit Suisse and MUMSS. At that meeting, Parent provided an initial offer of $4.55 per share, with the requirement that the Company enter into exclusivity with Parent. After further discussions, Parent increased its offer to $4.65 per share and agreed to waive the exclusivity requirement. Parent requested a response from the Company by May 14, 2010. At that meeting, Parent also informed the Company of the practical difficulties of signing in the near term, and proposed a signing date of June 14, 2010 if the parties were unable to reach definitive agreement on all necessary matters by May 28, 2010.

On May 14, 2010, Credit Suisse on behalf of the Company’s board indicated it would accept the offer of $4.65 per share, with Parent’s agreement to waive the exclusivity requirement, subject to the parties being able to reach agreement on all other open issues.

On May 18, 2010, the $4.65 price per share was confirmed on a call between representatives of Parent and Ravi Adusumalli, a member of the Company’s board, along with representatives from Credit Suisse and MUMSS. The parties agreed that the most likely signing date for the Merger Agreement would be June 14, 2010; May 28, 2010 was not feasible.

Also on May 18, 2010, a conference call was held between Mercer and Mr. Gulati to obtain background information related to management compensation issues in order for Parent to formulate the terms of a management retention plan. MUMSS and Credit Suisse also participated in that call.

The key open issues remaining in the Merger Agreement at this point related to (i) the amount of the termination fee, (ii) the terms of the no-shop provision, (iii) the outside date on which the agreement would terminate, (iv) the payment of

Parent’s transaction expenses in the event of termination, (v) whether the Company’s board could change its recommendation for reasons other than to accept a “superior proposal,” (vi) the amount of shares to be tendered by the significant shareholders if the Company’s board changed its recommendation, (vii) the remedies upon breach, and (viii) whether Parent could terminate the agreement after acceptance of Shares in the tender offer.

On May 27, 2010, Mercer provided to Mr. Gulati, at a meeting held in Princeton, a preliminary proposed executive compensation worksheet, setting forth Parent’s proposal for Mr. Gulati’s compensation following the closing of the transaction. MUMSS and Credit Suisse were also present at that meeting.

On June 1, 2010, a follow-up meeting regarding management retention was held in New York City between Mr. Gulati and Parent and Mercer. A revised executive compensation worksheet was provided to Mr. Gulati at that time, reflecting Mr. Gulati’s feedback from the May 27, 2010 meeting, and an initial draft of an employment agreement was provided to him later that day.

Also on June 1, 2010, after several negotiations between MF (on behalf of Parent) and Jones Day (acting at the direction of the Company’s board) during the prior two weeks, MF, at the direction of Parent, presented a comprehensive proposal to Jones Day with respect to the remaining key open issues in the Merger Agreement. After consulting with members of the Company’s board, on June 3, 2010, Jones Day responded on behalf of the Company to that proposal, thereby resolving most of the key open issues apart from the amount of the termination fee and the outside date on which the Merger Agreement would terminate. In its response, Jones Day also proposed that the parties share in the costs of the premium on the Tax Insurance Policies even if the Merger Agreement is terminated through no fault of either party. Jones Day consulted principally with Sandeep Reddy (a member of the Company’s board), Mr. Bajpai and Mr. Adusumalli in formulating the Company’s response.

On June 3, 2010, representatives of Parent and MUMSS met with Mr. Reddy at his request. At that meeting, Parent reiterated its commitment to sign the deal by June 14, 2010, subject to the resolution of the remaining unresolved issues.

Also on June 3, 2010, Mr. Gulati and Pankit Desai, Senior Vice President, Sales North America & Europe of the Company, had a courtesy lunch with certain members of Parent’s senior management and representatives of MUMSS in New York City.

Also on June 3, 2010, at the direction of Parent, Mercer discussed with Mr. Gulati outstanding issues with respect to the terms of his post-closing employment terms.

On June 4, 2010, at the direction of Parent, Mercer conveyed to Mr. Gulati Parent’s position with respect to certain post-closing employment terms. Also on that day, MF and Mr. Gulati’s legal counsel had a preliminary discussion of key issues with respect to the employment terms.

On June 5, 2010, MF sent a revised draft of the employment agreement to Mr. Gulati’s legal counsel reflecting Parent’s proposal.

Also on June 5, 2010, MF and Jones Day, on behalf of their respective clients, resolved the remaining key open issues in the Merger Agreement relating to the termination fee, the outside termination date, and the responsibility for the premium on the Tax Insurance Policies.

From June 7 to June 9, 2010, MF and Jones Day resolved several other open issues in the Merger Agreement, relating to, among other things, remedies and Parent’s ability to terminate the Merger Agreement after acceptance of the Shares in certain circumstances.

On June 9, 2010, in light of the numerous unresolved issues in Mr. Gulati’s employment agreement, representatives of Parent spoke by telephone to Mr. Gulati. On June 10, 2010, MF provided a revised draft employment agreement to Mr. Gulati’s counsel.

On June 10, 2010, MF and Mr. Gulati’s counsel discussed several unresolved issues regarding Mr. Gulati’s employment agreement. Following those discussions, Mr. Gulati’s counsel provided a revised draft of the employment agreement.

On June 11, 2010, the terms of the Tax Insurance Policies were finalized. Also that day, MF and Jones Day finalized all remaining open issues in the Merger Agreement.

From June 11 to June 13, 2010, negotiations regarding Mr. Gulati’s employment agreement continued. On June 13, 2010, all remaining open issues were resolved and the employment agreement was finalized.

On June 13, 2010, the board of directors of the Company convened and approved the Merger Agreement and the Offer. Shortly thereafter, on June 14, 2010 (Tokyo time) the board of directors of Parent did the same. Shortly after the receipt of such approvals, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and the related agreements were executed by the parties thereto. Following the execution of the agreements, Parent and the Company issued a joint press release, on June 14, 2010, announcing the execution of the Merger Agreement.

12.	Purpose of the Offer; Plans for the Company; Other Matters.

Purpose of the Offer.  The purpose of the Offer is to enable Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for shareholders to receive the transaction consideration and to complete the acquisition of the Company. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Parent will indirectly own 100% of the equity interests in the Company, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of the Company and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.

The Company shareholders who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the current shareholders of the Company will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration according to the Merger Agreement. See Section 13 — “The Merger Agreement; Other Agreements.” Similarly, the current shareholders of the Company will not bear the risk of any decrease in the value of the Company after selling their Shares in the Offer or the Merger.

Plans for the Company.  Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries, or the sale or transfer of a material amount of assets of the Company or its subsidiaries. After the purchase of the Shares in the Offer, we will be entitled to designate directors constituting a majority of the Company’s board of directors as described below under the caption “Company Board Representation” in Section 13 — “The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, the Company will be an indirect wholly owned subsidiary of Parent. After completion of the Offer and the Merger, Parent expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into Parent’s business units and market units. As a result of this review and integration, it is possible that we could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of the Company’s separate existence and integration of the Company’s business and operations into NDI or Parent. In addition, in connection with integrating the Company’s and Parent’s corporate structure, Parent may determine to reorganize, merge or consolidate the Company with one or more domestic or foreign subsidiaries of Parent. Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we do not acquire sufficient Shares in the Offer, including any “subsequent offering period,” to complete the Merger under Section 14A:10-5.1 of the New Jersey Business Corporation Act (the “NJBCA”), as promptly as practicable without a meeting of the shareholders of the Company, we expect to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Shareholder Approval.  Under the NJBCA, the approval of the board of directors of Purchaser and the Company is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the Merger is completed under Section 14A:10-5.1 of the NJBCA. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the completion by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by the Company, subject to receipt of the affirmative vote of the holders of a majority of the outstanding Shares. If required by applicable law in order to consummate the Merger, the Company, acting through its board of directors, has agreed to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger. The Company has also agreed that at that meeting, Parent and Purchaser shall cause all Shares then owned by them and their respective subsidiaries to be voted in favor of the adoption of the Merger Agreement.

Short-Form Merger.  If Purchaser acquires Shares representing at least 90% of the voting power of the then outstanding Shares pursuant to the Offer, by exercise of the Top-Up Option or otherwise in accordance with the Merger Agreement, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 14A:10-5.1 of the NJBCA, as promptly as reasonably practicable after such acquisition without a meeting of the shareholders of the Company. The Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if less than 90% of the issued and outstanding Shares are acquired in the Offer. The Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before completion of a transaction.

Appraisal Rights.  Holders of the Shares do not have appraisal rights in connection with the Offer or the Merger.

13.	The Merger Agreement; Other Agreements

The Merger Agreement

In addition to the conditions of the Offer described in Section 14 — “Conditions of the Offer,” the following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit to the Schedule TO. Shareholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than six business days, after the execution of the Merger Agreement. The obligation of Purchaser to accept for payment and pay for all Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 — “Conditions of the Offer.” Purchaser and Parent have agreed that, without the prior written consent of the Company, Purchaser may not (i) decrease the Per Share Amount or change the form of consideration payable in the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) impose conditions to the Offer in addition to the conditions described in Section 14 — “Conditions of the Offer,” (iv) modify, waive or change the Minimum Condition, (v) amend or modify any other term of the Offer in a manner adverse to holders of Shares or (vi) extend the Offer other than as permitted by the Merger Agreement.

Extensions of the Offer/Subsequent Offering Period.  The Merger Agreement provides that on the initial expiration date (or any extension thereof), if any of the conditions to the Offer are not satisfied or waived, then Purchaser must extend the Offer for one or more periods of up to five business days in each instance (or for such different period to which the Company agrees in its reasonable discretion). Purchaser shall also extend the Offer for any period required by law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, order, injunction, judgment, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (“Law”) or interpretations or positions of the SEC or its staff. The Merger Agreement also provides that Purchaser may choose to provide for one or more “subsequent offering periods,” not less than 3 business days each and not to exceed 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, all the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn in the Offer, together with the Shares held by Parent and Purchaser, if any, is less than 90% of the outstanding Shares on a fully-diluted basis.

Top-Up Option.  Under the terms of the Merger Agreement, the Company granted Purchaser an option (the “Top-Up Option”) to purchase from the Company the lowest number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Top-Up Option Shares on a fully-diluted basis. The exercise price for each Top-Up Option Share is equal to the Per Share Amount. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) any Law prohibits, or requires any action, consent, approval, authorization or permit of, or action by, filing with or notification to any Governmental Authority in connection with, the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) the number of Top-Up Option Shares issued pursuant to the Top-Up Option exceeds the number of authorized and unissued Shares or (iii) Purchaser has not accepted for payment and paid for all Shares validly tendered in the Offer and not validly withdrawn.

Pursuant to the Merger Agreement, in the event of any change in the number of Shares by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Purchaser’s rights under the Top-Up Option, the number of Shares to be issued under the Top-Up Option and the price for those Shares will be adjusted appropriately so as to restore to Purchaser its rights under the Merger Agreement with respect to the Top-Up Option as the same exists as of the date of the Merger Agreement.

The Merger.  The Merger Agreement provides that, in accordance with New Jersey law, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a subsidiary of Parent. Upon consummation of the Merger (the “Effective Time”), each issued and then outstanding Share (other than any Shares owned or held by the Company, Purchaser, Parent or any of their respective subsidiaries) will be canceled and converted into and constitute the right to receive the Per Share Amount. Further, each issued and outstanding share of the common stock of Purchaser will be converted into one fully paid and nonassessable share of the Surviving Corporation.

The Merger Agreement provides that each stock option that represents the right to purchase Shares (each, a “Company Stock Option”) outstanding immediately prior to the Effective Time will be cancelled automatically at the Effective Time regardless of the vested status of such Company Stock Option and will thereafter represent the right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the Per Share Amount over (B) the exercise price per share of the Shares subject to such Company Stock Option and (ii) the number of Shares that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time, less any applicable withholding of taxes. Such amount will be paid by Parent (or by the Company, at Parent’s discretion) at or as soon as practicable following the Effective Time, but in no event later than five business days following the Effective Time.

The Merger Agreement further provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation. Also at the Effective Time, the certificate of incorporation of the Company will be the certificate of incorporation of the Surviving Corporation and will be amended so as to read in its entirety as set forth on Exhibit A to the Merger Agreement. Further, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation.

Conduct of Business by the Company Pending the Merger.  Pursuant to the Merger Agreement, the Company has agreed that, between the date of the Merger Agreement and the Acceptance Date (or the earlier termination of the Merger Agreement), the Company shall conduct the Business and cause its subsidiaries to conduct the Business in the ordinary course of business in all material respects and shall use reasonable best efforts to preserve intact their business organizations and their relationships with customers, software partners and current employees.

Without limiting the generality of the foregoing, the Merger Agreement sets forth certain specific restrictions on the conduct of the Company’s business, including restrictions relating to: entering into a new material line of business or changing its material operating policies; issuing securities of the Company; declaring dividends; selling, licensing or otherwise disposing of assets; making acquisitions; amending its certificate of incorporation or bylaws; changing accounting methods; adopting or materially amending employment agreements, employee benefit plans or arrangements; incurring indebtedness or extending loans to third parties; settling tax liabilities; terminating, amending or modifying material contracts or the Termination Agreement; entering into any agreement or contract that would be considered a Material Contract (as defined in the Merger Agreement); action or inaction resulting in the termination of, or modification materially adverse to the Company of the terms of, the Tax Insurance Policies; discharging material liabilities; entering into real property or material operating leases; entering into or amending agreements with affiliates; terminating any rights material to the Company or its subsidiaries; commencing or settling material legal or other claims; taking any actions that would reasonably be expected to result in any of the conditions to the Offer or to the Merger not being satisfied in a timely manner; and agreeing to take any of the actions listed above.

The Merger Agreement also provides that Parent, during the period from the date of the Merger Agreement until the Effective Time, shall not, and shall not permit any of its subsidiaries (including Purchaser) to take, or omit to take, any action that could reasonably be expected to result in any of the conditions to the Offer or to the Merger not being satisfied in a timely manner.

Reasonable Best Efforts; Antitrust Filings.  The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto must use its respective reasonable best efforts to (i) take all actions necessary to cause the conditions to the Offer and the Merger to be satisfied as promptly as practicable; (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities, and make all necessary registrations, notices and filings to obtain the foregoing; (iii) avoid any impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to any aspect of the transactions contemplated under the Merger Agreement; and (iv) obtain all necessary consents, approvals or waivers from other third parties.

The Merger Agreement also provides that the Company and Parent will duly file a notification and report form under the HSR Act and duly make any notifications or other filings required by any other applicable competition, merger control, antitrust or similar Law that Parent deems advisable or appropriate or that may be required by the applicable Governmental Authority.

Each of the parties further agreed to (i) furnish to the other parties upon reasonable request all information as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Authority in connection with the Offer or the Merger; (ii) promptly notify the other parties of any written communication received from any Governmental Authority relating to the Merger Agreement or the Offer and the Merger, and permit the other parties to review in advance any proposed written communication to such Governmental Authority with respect to the Offer or the Merger; (iii) consult with the other parties before agreeing to participate or participating in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning the Merger Agreement or the Offer and the Merger, and, to the extent permitted by such Governmental Authority, give the other parties the opportunity to attend and participate in such meeting or discussion; and (iv) furnish the other parties with copies of all correspondence, filings and written communications (and memoranda setting forth the substance thereof) between such party and its subsidiaries and their respective Representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to the Merger Agreement and the Offer and the Merger. Each party further agreed to respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Authority for additional information or documentation in connection with antitrust matters relating to the Merger Agreement or the Offer or the Merger. The Merger Agreement permits Parent to, with the consent of the Company, not to be unreasonably withheld, enter into any agreement with the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice not to consummate the Offer or the Merger.

Shareholders’ Meeting.  Pursuant to the Merger Agreement, the Company will, if required by applicable Law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its shareholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the “Shareholders’ Meeting”). At such meeting, Parent and Purchaser are required to cause all Shares then owned by them and their respective subsidiaries to be voted in favor of the adoption of the Merger Agreement. In the event that Purchaser acquires at least 90% of the then outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, in accordance with New Jersey law, as promptly as reasonably practicable after such acquisition without a meeting of the Company’s shareholders.

Proxy Statement.  The Merger Agreement provides that the Company will, if approval of the Company’s shareholders is required by applicable Law to consummate the Merger, promptly following consummation of the Offer, file a proxy statement with the SEC with respect to the Shareholders’ Meeting and shall use its reasonable best efforts to have the proxy statement cleared by the SEC promptly. Each of the Company, Parent and Purchaser shall use its reasonable best efforts, after consultation with the other parties, to respond promptly to all comments of and requests by the SEC and to cause the proxy statement and all required amendments and supplements thereto to be mailed to shareholders of the Company at the earliest practicable time.

Access to Information.  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company will afford Parent and its Representatives, such access during normal business hours to the books, records, employees, Representatives and properties of the Company or its subsidiaries as Parent may reasonably request; provided that such access shall not unreasonably disrupt the operations of the Company or its subsidiaries. Neither Parent, Purchaser nor any of their respective Representatives shall contact any employees, customers, landlords, licensors or suppliers of the Company or its subsidiaries without the prior specific authorization of designated agents of the Company, not to be unreasonably withheld.

No Solicitation of Transactions.  The Company has agreed that, from the date of the Merger Agreement until the Closing or the earlier termination of the Merger Agreement, it will not, directly or indirectly, through any of its subsidiaries or affiliates or any of its or their respective Representatives, (i) initiate, solicit or knowingly facilitate or knowingly encourage an Acquisition Proposal (as defined below) or (ii) engage with any third party in any discussions or negotiations concerning, or furnish any confidential information to any third party in connection with, an Acquisition Proposal, or any inquiry or proposal that would constitute an Acquisition Proposal if it were a bona fide written proposal or offer.

Notwithstanding the immediately preceding paragraph, prior to the Acceptance Date, the Company may furnish information to, or enter into discussions or negotiations with, any person that has made an Acquisition Proposal if, and only to the extent that: (i) the receipt of such Acquisition Proposal did not result from a breach of the non-solicitation provision in the Merger Agreement in any material respect; (ii) such Acquisition Proposal constitutes a Superior Proposal (as defined below) or the Company’s board of directors, after consulting with the Company’s outside legal and financial advisors, determines in good faith that (A) such Acquisition Proposal, after furnishing such information and entering into such discussions or negotiations, could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law; and (C) prior to furnishing such information, the Company receives from such person an executed confidentiality agreement on customary terms that are no less favorable to the Company than the terms of the Confidentiality Agreement (as defined below); provided, however, that the Company may, after making such determination described in clause (ii) above, enter into discussions or negotiations solely with respect to entering into such confidentiality agreement and will not be deemed to be in breach of the non-solicitation provision of the Merger Agreement as a result.

The Company has agreed that neither the Company’s board of directors nor any committee thereof shall (i) approve or accept any Acquisition Proposal, (ii) cause or permit the Company to agree to or enter into any agreement with respect to any Acquisition Proposal or (iii) fail to make, withdraw, modify or qualify in a manner adverse to Parent or Purchaser, or agree or publicly propose to withdraw, modify or qualify in a manner adverse to Parent or Purchaser, its recommendation to the Company’s shareholders to accept, and tender their Shares pursuant to, the Offer or recommend, or agree or publicly propose to recommend, an Acquisition Proposal, or announce that an Acquisition Proposal constitutes a Superior Proposal (each such action described in this clause (iii) being an “Adverse Recommendation Change”).

Notwithstanding anything to the contrary in the non-solicitation provision of the Merger Agreement, the Company’s board of directors may, following receipt of an Acquisition Proposal that constitutes a Superior Proposal, make an Adverse Recommendation Change or cause the Company to terminate the Merger Agreement so as to enter into a definitive agreement providing for the transactions contemplated by such Superior Proposal, but only if (i) the Company provides two business days’ prior written notice to Parent of its intention to enter into such an agreement and (ii) Parent does not make, within three business days after its receipt of that written notice, an offer that the board determines, in good faith, after consultation with its outside financial and legal advisors, is more favorable to the Company’s shareholders than such Acquisition Proposal. The Company agrees to negotiate in good faith with Parent regarding any revisions to the terms of the Offer and the Merger during any period of three business days prior to the date the Company, in accordance with the terms of the Merger Agreement, effects an Adverse Recommendation Change or terminates the Merger Agreement.

The Merger Agreement also permits the Company and its board of directors to (i) take and disclose to the Company’s shareholders a position contemplated by Rule 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and (ii) make any disclosure to the Company’s shareholders if, in the good faith judgment of the board after consultation with outside counsel, failure to make such disclosure would be inconsistent with its fiduciary obligations under applicable Law.

The Company has agreed to promptly notify Parent following receipt by the Company of any Acquisition Proposal or any communication that could reasonably be expected to result in an Acquisition Proposal, and the Company will keep Parent reasonably apprised of any material modification or amendment, developments, discussions and negotiations with respect to such Acquisition Proposal or other communication. The Company has further agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any persons conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. The Company will also promptly request the return or destruction of, and deny continued access to, all confidential information previously provided to any such persons.

As used in the Merger Agreement, “Acquisition Proposal” means, other than the Offer and the Merger, any bona fide written proposal or offer with respect to: (i) any purchase of an equity interest (including by means of a tender or exchange offer) representing 10% or more of the voting power in the Company or any of its significant subsidiaries; (ii) a merger, consolidation, other business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving the Company or any of its significant subsidiaries; or (iii) any purchase, lease or license of assets, businesses, securities or ownership interests (including the securities of any significant subsidiary of the Company) representing 10% or more of the consolidated assets of the Company and its subsidiaries.

As used in the Merger Agreement, “Superior Proposal” means an Acquisition Proposal (with all references to “10%” in the definition thereof deemed to be “a majority” for the purposes of this definition) made by any third party on terms that the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, and considering such factors as appropriate (including the conditionality and the timing and likelihood of success of such Acquisition Proposal and other factors as set forth in the Company’s certificate of incorporation and the laws of New Jersey), are more favorable to the Company and its shareholders than the transactions contemplated under the Merger Agreement (after taking into account any proposals made by Parent to amend the terms of the Merger Agreement pursuant to Section 6.08 (the non-solicitation provision) thereof).

State Takeover Laws.  The Merger Agreement provides that no party will take any action that would cause the Offer or the Merger (i) to be subject to any anti-takeover laws of New Jersey, and each party will take all necessary steps within its control to exempt (or ensure the continued exemption of) such transactions from, or if necessary challenge the validity or applicability of, such applicable anti-takeover laws and (ii) not to comply with any provision in the Company’s certificate of incorporation or bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions, and each party will take all necessary steps within its control to make such transactions comply with (or continue to comply with) such provisions.

Company Board Representation.  The Merger Agreement provides that, immediately following the purchase by Purchaser of Shares pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company’s board of directors as will give Purchaser representation on the board equal to the product of the total number of directors on the board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of votes represented by Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of votes represented by Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser’s designees to be elected as directors of the Company, including securing the resignations of incumbent directors. The Merger Agreement also provides that, at such time, the persons designated by Purchaser will, as nearly as practicable, constitute at least the same percentage as persons designated by Purchaser of the Company’s board of directors of (i) each committee of the board, (ii) each board of directors of each subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable Law. Notwithstanding the foregoing, until the Effective Time, the Company’s board of directors shall have at least two members who are (i) not affiliates, Representatives or designees of Parent or Purchaser and were members of the Company’s board of directors prior to the date of the Merger Agreement (each such person, a “Continuing Director”) or (ii) successors of such Continuing Directors who are not affiliates, Representatives or designees of Parent or Purchaser and were recommended or elected to succeed such Continuing Directors by a majority of Continuing Directors.

The Merger Agreement provides that, following the election of designees of Purchaser described above, and prior to the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, and provided that any Continuing Directors remain on the Company’s board of directors, (i) any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company, (ii) any termination of the Merger Agreement by the Company, (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iv) any waiver of any of the Company’s rights under the Merger Agreement or (v) any action that would prevent or materially delay the consummation of the Merger, in each case, shall require the approval of a majority of the Continuing Directors (and such approval shall constitute the authorization of the board and no other action on the part of the Company, including any action by any other director of the Company, shall be required). Until the Effective Time, the Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel and other advisors at the expense of the Company as determined in good faith by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce any provision of the Merger Agreement. Following the Acceptance Date and prior to the Effective Time, neither Parent nor Purchaser shall take any action to remove any Continuing Director absent cause and, in such case, subject to the terms of the Company’s certificate of incorporation and bylaws.

Company Employee Benefits.  For a period of 12 months following the Effective Time, Parent will, or will cause the Surviving Corporation to, either (i) continue certain Benefit Arrangements, (ii) permit employees of the Company and its subsidiaries who continue employment with Parent or the Surviving Corporation following the Effective Time (“Continuing Employees”) and, as applicable, their eligible dependents, to participate in the employee welfare benefit plans, programs or policies of Parent or its affiliates (collectively, the “Parent Plans”), or (iii) provide for a combination of clauses (i) or (ii) above. To the extent that Parent elects to have Continuing Employees participate in the Parent Plans, and to the extent permitted by applicable Law, applicable tax qualification requirements, and the terms and conditions of each such Parent Plan, and subject to any applicable break in service or similar rule, Parent shall, or shall cause the Surviving Corporation to: (i) recognize the prior service with the Company, including predecessor employers, of each Continuing Employee in connection with all Parent Plans in which Continuing Employees are eligible to participate for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals under any defined benefit pension plan, determination of level of benefits, to the extent that such recognition would result in duplication of benefits, or to the extent that such service was not recognized under a comparable Benefit Arrangement); (ii) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such Continuing Employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable Benefit Arrangement as of the time immediately preceding the closing of the Merger; and (iii) if any Benefit Arrangement of the Company or its subsidiaries that is a group health plan is terminated prior to the end of such Benefit Arrangement’s plan year, provide each Continuing Employee with credit for any deductibles or out of pocket expenses paid under such Benefit Arrangement during the portion of the plan year, in effect at the time Continuing Employees are transitioned to Parent Plans, that overlaps the plan year of the Parent Plans in satisfying any applicable deductible or out of pocket requirements under the Parent Plans in which such Continuing Employees are eligible to participate to the same extent that such expenses were recognized under the comparable Benefit Arrangement.

The Merger Agreement also provides that, if the Company or any of its subsidiaries enters into, adopts, amends, modifies or terminates any employment compensation, severance and other employee benefit plans of the Company and its subsidiaries or other arrangements with the Company and its subsidiaries, including the Benefit Arrangements, to holders of Company Common Stock and other securities of the Company (each, a “Company Arrangement”), all amounts payable under such Company Arrangement shall (a) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from being performed, by the Covered Securityholders (and matters incidental thereto) and (b) shall not be calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.

Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement further provides that Parent shall cause the Surviving Corporation to (i) indemnify all past and present directors and officers of the Company and its subsidiaries and individuals who become such prior to the Effective Time (the “Indemnified Parties”) against all liabilities incurred in connection with any action arising out of the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any of its subsidiaries, and (ii) advance the expenses of each Indemnified Party incurred in connection with such action. The Merger Agreement further provides that, for a period of six years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of the Company’s directors and officers than are currently set forth in the Company’s certificate of incorporation and bylaws. The Merger Agreement also provides that certain indemnification agreements entered into between the Company and certain of its directors, officers and employees will remain in effect following the Effective Time.

For six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain, for the benefit of the Company’s directors and officers as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, the Surviving Corporation shall not be required to pay (and Parent shall not be required to cause the Surviving Corporation to pay) an annual premium for the D&O Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (provided, that if such D&O Insurance cannot be obtained for 200% of such last annual premium or less, in the aggregate, the Surviving Corporation shall provide the greatest D&O Insurance coverage as may be obtained for such amount). The above requirements will be satisfied if six-year prepaid “tail insurance” policies have been obtained prior to the Effective Time that will provide such directors and officers with coverage for claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Offer or the Merger. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder or if such policies are terminated or cancelled, obtain alternate D&O Insurance on the terms set forth above.

The Merger Agreement further provides that in the event the Surviving Corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then in either case proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the indemnification and insurance obligations set forth in the Merger Agreement. Each indemnitee is a third-party beneficiary of the indemnification and insurance provisions set forth in the Merger Agreement and the indemnification and insurance obligations set forth therein shall not be terminated or modified in a manner as to adversely affect in any material respect any indemnitee without his or her consent.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company to Parent and Purchaser as to: organization and standing; corporate power and authority to enter into the Merger Agreement; absence of conflicts with or consents required in connection with the Merger Agreement; capitalization; ownership of subsidiaries and the organization and good standing of each such subsidiary; information filed with the SEC; conduct of the Company’s business in the ordinary course; compliance with the Sarbanes-Oxley Act; litigation; compliance with Laws; material contracts; customers and software partners; taxes; employee benefit arrangements; labor matters; environmental matters; intellectual property; real and personal property; insurance; data protection; certain documents to be filed with the SEC in connection with the Offer and the Merger: applicable anti-takeover laws and the lack of any anti-takeover provisions in its certificate of incorporation and bylaws; the financial advisor and its opinion; and the access to information about the Company provided to Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or by “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to the Company means any circumstance, change, fact or effect that (1) is material and adverse to the financial condition, results of operations or business of the Company and its subsidiaries, taken as a whole, excluding in each case the impact of (A) changes in Laws or accounting principles or the interpretation thereof, (B) changes or developments in general economic or political conditions, including acts of war (whether or not declared), sabotage, insurrection, terrorism and armed hostilities, (C) changes in any financial, banking, credit or securities markets (including any disruption thereof or any decline in the price of any security (including fluctuations, in and of themselves, in the price or trading volume of the Shares) or any market index), (D) general changes in industries in which the Company operates, (E) natural disasters, (F) any failure, in and of itself, by the Company to meet revenue, backlog or earnings projections, forecasts, estimates or expectations (whether internal or published by the Company or third parties); provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from this definition of Material Adverse Effect may be taken into account in determining whether there has been or will be a Material Adverse Effect with respect to the Company; (G) changes resulting from the announcement, pendency or the public or industry knowledge of the Merger Agreement and the Offer and the Merger, including changes concerning the Company or its subsidiaries, or any employees, customers or suppliers of the Company or its subsidiaries and (H) any effect arising out of any action taken or omitted to be taken at the request of Parent or Purchaser or any change that the Company can demonstrate resulted from Parent unreasonably withholding, delaying or conditioning its consent, under the provision of the Merger Agreement relating to the conduct of the Company’s business prior to the Acceptance Date, to any action requiring Parent’s consent requested to be taken by the Company; provided, in the case of each of clauses (A) through (D) above, that the Company and its subsidiaries, taken as a whole, are not materially disproportionately affected thereby relative to other companies in the same industry in which the Company and its subsidiaries operate, or (2) any circumstance, change, fact or effect that materially impairs, or would reasonably be expected to materially impair, the ability of the Company to perform its obligations under the Merger Agreement or to consummate the Offer and the Merger by December 14, 2010.

In the Merger Agreement, Parent and Purchaser have jointly and severally made representations and warranties to the Company, including representations relating to: organization and standing; corporate power and authority to enter into the Merger Agreement; the absence of conflicts with or consents required in connection with the Merger Agreement; capitalization of Purchaser; certain documents to be filed with the SEC in connection with the Offer and the Merger; availability of funds; financial advisors; and the access to information about Parent and Purchaser provided to the Company.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or by “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Parent or Purchaser means any circumstance, change, fact or effect that materially impairs, or would reasonably be expected to materially impair, the ability of Parent or Purchaser to perform their respective obligations under the Merger Agreement or to consummate the Offer and the Merger by December 14, 2010.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Shareholders are not third-party beneficiaries under the Merger Agreement for purposes of the representations and warranties and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the Company has delivered to Parent and Purchaser. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Purchaser’s public disclosures.

Conditions to the Merger.  Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions: (i) if and to the extent required by New Jersey law, the Merger Agreement and the transactions contemplated thereunder shall have been approved and adopted by the affirmative vote of holders of at least a majority of the outstanding Shares; (ii) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated under the Merger Agreement; and (iii) Purchaser shall have accepted for payment and paid for all Shares pursuant to the Offer, provided that the foregoing condition will be deemed to be satisfied if Purchaser fails to accept for payment or pay for the Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement.

Termination.  The Merger Agreement provides that it may be terminated at any time prior to the Effective Time and the Offer and the Merger may be abandoned:

(i) by mutual written consent of each of Parent and the Company, notwithstanding any approval and adoption of the Merger Agreement by the shareholders of the Company;

(ii) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove or lift such injunction, order, decree or ruling;

(iii) by Parent if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement, other than in Section 6.08 (the non-solicitation provision) on the part of the Company such that any of the conditions to the Offer relating to the representations and warranties not being true and correct or the Company having failed to perform or comply with the Merger Agreement would have occurred, which breach is not cured within 30 days following written notice by Parent to the Company, or which breach, by its nature or timing, is incapable of being cured prior to the consummation of the Offer;

(iv) by Parent if, at any time prior to the Acceptance Date, the Company (1) breaches clause (1) of the first sentence of Section 6.08(a) (the non-solicitation provision) or (2) breaches any other provision of Section 6.08 in any material respect; provided, however, that if clause (1) of Section 6.08(a) is breached solely by the actions of any representative of the Company (other than any director, officer or employee of the Company) or an affiliate of the Company that is acting without the authority of the Company or such affiliate, as applicable, then Parent shall not have the right to terminate the Merger Agreement pursuant to this section as a result thereof;

(v) by the Company if Purchaser fails to commence the Offer as provided in the Merger Agreement;

(vi) by Parent or the Company if (A) the Offer expires pursuant to its terms without any Shares being purchased thereunder or (B) Parent or Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof and thereof on or before December 14, 2010 (the “Termination Date”); provided, that the right to terminate the Merger Agreement under this provision shall not be available to any party to the extent that such party’s failure to comply with any provision of the Merger Agreement has resulted in the failure of any of the conditions described in Section 14 — “Conditions of the Offer” to be satisfied prior to the Termination Date;

(vii) by the Company if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of Purchaser or Parent, which breach would reasonably be expected to be materially adverse to Parent’s or Purchaser’s ability to purchase and pay for the Shares (assuming all Shares were validly tendered and not withdrawn pursuant to the Offer) and has not been cured within 30 days following written notice by the Company to Parent, or which breach, by its nature or timing, is incapable of being cured prior to the consummation of the Offer;

(viii) by Parent if (A) at any time prior to the Acceptance Date, the Company’s board of directors shall have effected an Adverse Recommendation Change, (B) at any time prior to the Acceptance Date, the Company shall have delivered to Parent the notice of its intention to make an Adverse Recommendation Change or (3) the Company shall have entered into any agreement (other than a confidentiality agreement permitted by the terms of the Merger Agreement) with respect to any Acquisition Proposal; or

(ix) by the Company, at any time prior to the Acceptance Date and after complying with the applicable terms of the Merger Agreement, in order to enter into a transaction that constitutes a Superior Proposal.

Effect of Termination.  In the event of the termination of the Merger Agreement, the Merger Agreement will become void and there will be no liability on the part of any party or any of its affiliates, directors, officers or shareholders except that the provisions in the Merger Agreement relating to definitions and interpretation, press releases, the effect of termination, the termination fee, applicable sections of the “miscellaneous” section and the provisions of the Confidentiality Agreement (as defined below) will each survive any such termination. Notwithstanding the foregoing, the Company, on the one hand, or Parent and Purchaser, on the other hand, will remain liable for damages, arising out of any (1) knowing material breach of any of its representations and warranties in the Merger Agreement or (2) deliberate material breach of any covenant in the Merger Agreement, and including as damages the non-refundable portion of any premium paid (which the Company represented to Parent and Purchaser to equal $1,363,950), and any other reasonable and documented out-of-pocket costs incurred, in connection with the procurement of the Tax Insurance Policies.

Fees and Expenses.

(i) If Parent terminates the Merger Agreement pursuant to clause (iv) or (viii) in the “Termination” section described above, or if the Company terminates the Merger Agreement pursuant to clause (ix) described above, the Company shall pay to Parent $7,500,000 (the “Termination Fee”) within three (3) Business Days after termination, in the case of a termination by Parent, and immediately prior to or concurrently with, and as a condition to, termination, in the case of a termination by the Company.

(ii) If (1) the Merger Agreement is terminated by Parent pursuant to clause (iii) described above, (2) after the date of the Merger Agreement and prior to termination, an Acquisition Proposal is publicly announced or is otherwise communicated to the Company’s board of directors and (3) neither Parent nor Purchaser is in material breach of its agreements or representations and warranties contained in the Merger Agreement pursuant to which the Company would have had the right to terminate the Merger Agreement, then the Company shall pay to Parent in immediately available funds the reasonable and documented out-of-pocket expenses and fees actually incurred or accrued by Purchaser and Parent in connection with the evaluation of the Offer and the Merger, negotiation, preparation, execution and performance of the Merger Agreement and related agreements, the consummation of the Offer and the Merger and related matters, which in no event shall exceed an aggregate amount equal to $4,500,000 (“Expenses”). Payment of the Expenses shall be made not later than three (3) business days after delivery to the Company of notice of demand for payment setting forth in reasonable detail all such Expenses. If, following the occurrence of the events described in clauses (1) and (2) in the immediately preceding sentence and the nonoccurrence of the events described in clause (3) in the immediately preceding sentence, the Company consummates an Acquisition Proposal within nine (9) months following the date of the termination of the Merger Agreement, then the Company shall pay to Parent in immediately available funds the Termination Fee (minus any amount of Expenses previously reimbursed by the Company to Parent and Purchaser) prior to or concurrently with the consummation of such Acquisition Proposal. For purposes of this section of the Merger Agreement, each reference to “ten percent (10%)” in the definition of Acquisition Proposal is deemed to be a reference to “a majority.”

(iii) If (1) the Merger Agreement is terminated by Parent or the Company pursuant to clause (vi) described above, (2) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal is publicly announced or otherwise communicated to the Company’s board of directors, (3) neither Parent nor Purchaser is in material breach of its agreements or representations and warranties contained in the Merger Agreement pursuant to which the Company would have had the right to terminate the Merger Agreement, and (4) the Company consummates an Acquisition Proposal (as used in clause (ii) above) within nine months following the date of the termination of the Merger Agreement, then the Company shall pay to Parent in immediately available funds the Termination Fee prior to or concurrently with the consummation of such Acquisition Proposal.

Waiver and Amendment.  Subject to rights of the Indemnified Parties described in the “Directors’ and Officers’ Indemnification Insurance” section described above, at any time prior to the Effective Time, any provision of the Merger Agreement may be waived by any party, provided that such waiver must be in writing signed by the party against which enforcement is sought. The Merger Agreement, or any provision thereof, may be amended or modified at any time, but only by a written agreement executed by all the parties.

Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached. Therefore, each party has agreed that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Merger Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether at law or in equity, including monetary damages) to seek and obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. The parties further agree that no bond or similar interest will be required to be obtained in connection with or as a condition to obtaining any remedy described in this section.

Shareholders’ Agreement

The following is a summary of the material provisions of the Shareholders’ Agreement dated as of June 14, 2010 (the “Shareholders’ Agreement”) among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (together, the “Principal Shareholders”). This summary is qualified in its entirety by reference to the Shareholders’ Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the Shareholders’ Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the terms of the Shareholders’ Agreement, each of the Principal Shareholders agreed, among other things, (i) to validly tender or cause to be validly tendered in the Offer all of their Shares pursuant to the terms of the Offer, provided no Adverse Event has occurred (or half of their Shares if at any time prior to the termination of the Shareholders’ Agreement, the Company’s board of directors effected an Adverse Recommendation Change without terminating the Merger Agreement) (in either case, the “Applicable Shares”), (ii) not to withdraw, or cause to be withdrawn, any of the Applicable Shares unless the Offer shall have been terminated or expired or the Shareholders’ Agreement shall have been terminated in accordance with its terms and (iii) to vote (A) against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, including any Acquisition Proposal, (B) against any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (C) against any action that would result in the failure of any conditions to the Offer to be satisfied and (D) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement.

Each of the Principal Shareholders also granted to Purchaser an irrevocable proxy with respect to the voting of the Shares in the manner and on the matters described in the preceding subsection (iii). The proxy granted to Purchaser shall be revoked automatically upon termination of the Shareholders’ Agreement. Notwithstanding the foregoing, (i) Purchaser shall not have the right to exercise the proxy and Purchaser’s appointment as proxy for and on behalf of the Principal Shareholder with respect to such Principal Shareholder’s Applicable Shares shall be rendered void, if Parent or Purchaser shall have amended or modified the Offer in a manner prohibited by the terms of the Merger Agreement, and (ii) each Principal Shareholder shall retain at all times the right to vote such Principal Shareholder’s Applicable Shares in such Principal Shareholder’s sole discretion and without any limitation other than as set forth in above with respect to such Principal Shareholder’s Applicable Shares.

The Shareholders’ Agreement further provides that, subject to the non-solicitation provision of the Merger Agreement, and certain limitations set forth in the Shareholders’ Agreement, none of the Principal Shareholders shall (a) initiate, solicit or knowingly facilitate or knowingly encourage an Acquisition Proposal (as defined in the Merger Agreement) or (b) engage with any third party in any discussions or negotiations concerning, or furnish any confidential information to any third party in connection with, an Acquisition Proposal, or any inquiry or proposal that would constitute an Acquisition Proposal if it were a bona fide written proposal or offer. Each Principal Shareholder agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any persons conducted prior to the date of the Shareholders’ Agreement with respect to any Acquisition Proposal. From the date of the Shareholders’ Agreement until the closing of the Merger or the earlier termination of the Shareholders’ Agreement in accordance with its terms, each Principal Shareholder shall promptly notify Parent following receipt of any Acquisition Proposal.

Each of the Principal Shareholders further agreed that, except as contemplated by the Offer, the Merger Agreement or the Shareholders’ Agreement, it would not, directly or indirectly, (i) sell, assign, transfer, convey, deliver, grant a security interest in, lien, pledge, dispose of or otherwise encumber (each, a “Transfer”) any of the Applicable Shares or agree to do any of the foregoing, (ii) deposit any Applicable Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Applicable Shares or (iv) take any action that would make any representation or warranty of such Principal Shareholder in the Shareholders’ Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Principal Shareholder from performing its obligations under the Shareholders’ Agreement.

The obligations of the Principal Shareholders under the Shareholders’ Agreement terminate upon the earliest to occur of the effectiveness of the Merger, the termination of the Merger Agreement and the occurrence of any of the following without the consent of each Principal Shareholder: (1) a decrease in the Per Share Amount or change the form of consideration payable in the Offer, (2) a reduction in the maximum number of Shares to be purchased in the Offer, (3) an imposition of conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, (4) a modification, waiver or change to the Minimum Condition, (5) an amendment to or modification of any other term of the Offer in a manner adverse to the Company’s shareholders, or (6) an extension to the Offer in a manner other than in accordance with the Merger Agreement.

Confidentiality Agreement

The following is a summary of the material provisions of the Confidentiality Agreement, dated December 24, 2009, between the Company and Parent (the “Confidentiality Agreement”). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Shareholders and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

Parent and the Company entered into the Confidentiality Agreement in connection with the possible transaction between the parties. Pursuant to the Confidentiality Agreement, each of Parent and the Company agreed, for a period of two years, to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of the other party and use such information solely for the purpose of evaluating a possible transaction between the parties.

Parent also agreed that, for a period of two years from the date of the Confidentiality Agreement, unless the Company gave prior written consent, it would not (i) acquire or make any proposal to acquire any securities or assets of the Company, (ii) propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company, (iv) form, join, or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, (v) otherwise act or seek to control or influence the management, board of directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger. In addition, except as provided in the Confidentiality Agreement, Parent also agreed during such period not to request the Company (or its directors, officers, employees, agents or representatives) to amend or waive any provision of the foregoing paragraph.

Under the Confidentiality Agreement, Parent further agreed that, for a period of two years from the date of the Confidentiality Agreement, it would not, without the Company’s prior written consent, directly or indirectly solicit for employment any person currently employed by the Company (or whose activities are dedicated to the Company) in an executive or management level position or otherwise considered by the Company to be a key employee.

New Employment Agreement with Vikram Gulati

On June 14, 2010, concurrently with the execution of the Merger Agreement, the Company entered into a new employment agreement (the “Employment Agreement”) with Vikram Gulati, Chief Executive Officer and President of the Company. The Employment Agreement, which will become effective upon the effectiveness of the Merger, will supersede the terms of Mr. Gulati’s current employment with the Company, originally dated July 30, 2005, as amended through July 31, 2009.

The following is a summary of the material provisions of the Employment Agreement. This summary is qualified in its entirety by reference to the Employment Agreement, which is incorporated herein by reference, and a copy or form of which has been filed with the Commission as an exhibit to the Schedule TO. Shareholders and other interested parties should read the Employment Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the terms of the Employment Agreement, Mr. Gulati’s annualized base salary will be at least $225,000, as may be increased from time to time by the Board. Mr. Gulati will continue to participate in the Company’s Executive Incentive Bonus Plan for the remainder of 2010, pursuant to which he will be eligible to receive a cash bonus in the target amount of $275,000. The cash bonus actually paid will be based on the Company’s achievement of certain performance goals with the threshold and maximum cash bonus percentages equal to 50% of the target amount and 130% of the target amount, respectively. For fiscal years after 2010, Mr. Gulati will be eligible to participate in an annual bonus plan with a target annual bonus not to be less than $275,000, as determined in good faith by the Company’s board of directors. Mr. Gulati will also be entitled to participate in long-term incentive plans (each an “LTIP”) pursuant to which he will be entitled to receive a cash bonus based on the achievement of certain performance goals over certain periods, as specified in further detail in the Employment Agreement.

Under the terms of the Employment Agreement, Mr. Gulati will also be entitled to participate in the retirement and welfare benefits made generally available to the Company’s senior executives, subject in each case to the terms of such plans.

Mr. Gulati will also receive a retention bonus in the amount of $168,750, payable as a lump sum cash payment, if he remains employed through the first anniversary of the Effective Date; and a retention bonus in the amount of $112,500, payable as a lump sum cash payment, if he remains employed through the second anniversary of the Effective Date. Mr. Gulati’s receipt of any retention bonus under the Employment Agreement is conditioned on Mr. Gulati timely executing a release of claims in favor of the Company and related parties (the “Release”) and his continued compliance with certain restrictive covenants set forth in the Employment Agreement and the terms of any confidential information agreement, proprietary information and inventions agreement and such other similar agreement between Mr. Gulati and the Company.

The Company may terminate Mr. Gulati’s employment for Cause (as defined in the Employment Agreement) and other than for Cause, and without advance notice, by delivery of a written notice of termination to Mr. Gulati. Mr. Gulati may terminate his employment with Good Reason (as defined in the Employment Agreement) or other than for Good Reason, and without advance notice, by delivery of a written notice of termination to the Company. Upon termination, Mr. Gulati is entitled to any earned but unpaid base salary, any accrued but unused vacation, any unreimbursed expenses through the date of termination, rights to indemnification in accordance with the Employment Agreement, any amount or benefit then or thereafter due to him under the Company’s welfare and retirement benefit plans and arrangements, any other payments (or benefits) that became due under the Employment Agreement on or before Mr. Gulati’s termination, but have not yet been paid or provided (the “Accrued Benefits”).

Subject to signing a Release and complying with the restrictive covenants in the Employment Agreement, if Mr. Gulati is terminated (x) by the Company other than (i) for Cause, (ii) for disability or death, or (iii) pursuant to a notice of non-extension of the term of the Employment Agreement, or (y) by Mr. Gulati with Good Reason, Mr. Gulati will be entitled to (a) severance payments aggregating two times the sum of his base salary and his target annual bonus for that year, (b) to the extent not yet fully paid, the 2010 annual bonus, any annual bonus or any LTIP bonus earned for any period ending on or before the termination, whether or not such bonus has yet become due for payment (an “Earned Bonus”); and (c) for each performance period under an LTIP that has begun, but not yet ended, as of the date of termination and with respect to which Mr. Gulati has completed at least one year or more of the performance period, a pro rata portion of any LTIP bonus based on the extent to which the applicable performance goals for the LTIP performance period are achieved and the number of days Mr. Gulati was employed by the Company during such performance period (a “Pro Rata LTIP Bonus”).

If Mr. Gulati is terminated (x) by the Company for Cause, or (y) by Mr. Gulati voluntarily without Good Reason and not for disability, then Mr. Gulati will be entitled to receive only his Accrued Benefits. Subject to signing a Release and complying with the restrictive covenants in the Employment Agreement, if Mr. Gulati is terminated due to death or disability, he shall be entitled to receive only his Accrued Benefits, any Earned Bonus and any Pro Rata LTIP Bonus. Subject to signing a Release and complying with the restrictive covenants in the Employment Agreement, if Mr. Gulati is terminated pursuant to a non-extension of the Employment Agreement by the Company, Mr. Gulati shall be entitled to only the Accrued Benefits, any Earned Bonus, and severance payments equal to six months of his then-base salary, payable in equal cash installments in accordance with the Company’s standard payroll practices beginning with the first payroll date following the date that Mr. Gulati’s Release becomes effective and ending on the six month anniversary of his termination date. If Mr. Gulati is terminated due to a non-extension of the Employment Agreement by Mr. Gulati, then he will be entitled to receive only his Accrued Benefits.

The Employment Agreement contains customary confidentiality, non-competition, non-solicitation and non-disparagement covenants on the part of Mr. Gulati.

Bonuses

Additionally, the Principal Shareholders have advised the Company’s board of directors that, subject to the Principal Shareholders’ receipt of their respective proceeds from the Offer, they intend to pay a one-time cash bonus to the named executive officers of the Company (other than the Chief Executive Officer) and certain other members of the Company’s senior management team in recognition of their significant contributions to the Company’s success. The Principal Shareholders have advised the Company’s board of directors that the total amount of the payments by the Principal Shareholders will not exceed $1.25 million and the allocation of the bonuses to be paid to these employees will be determined by the Company’s Chief Executive Officer in his sole discretion. The Principal Shareholders have also advised the Company that in recognition of Mr. Gulati’s significant contributions to the Company’s success, they have agreed to pay the legal expenses incurred by Mr. Gulati in connection with the negotiation of the Employment Agreement, which are expected to be approximately $50,000.

14.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) Purchaser may, but only to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered and not properly withdrawn,

•	unless, at the expiration of the Offer (as extended):

•	there shall have been validly tendered and not withdrawn a number of Shares that, together with any other Shares beneficially owned by Parent or its subsidiaries, constitutes a majority of all the Shares on a fully-diluted basis;

•	any applicable waiting period under the HSR Act shall have expired or been terminated;

•	any approval or consent of any Governmental Authority that is necessary for the Offer and the Merger to be consummated in accordance with the terms of the Merger Agreement, or any relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, the failure of which to be obtained or to be in full force and effect or to have expired, as applicable, would, upon the purchase of the Shares pursuant to the Offer, reasonably be expected to have a Material Adverse Effect on the Company, shall have been obtained or be in full force and effect or shall have expired, as applicable; and

•	the Tax Insurance Policies (as defined in the Merger Agreement) shall remain in full force and effect, and the Company shall not have taken any action, or fail to take any action, which (with or without the lapse of time or notice or both) would result in the termination of, or a modification materially adverse to the Company of the terms of, the Tax Insurance Policies, or

•	if, at the expiration of the Offer (as extended), any of the following conditions shall occur and be continuing:

•	any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in each case at and as of the date of the Merger Agreement and at and as of the date of acceptance for payment of all Shares as promptly as practicable after the expiration date of the Offer (or any extension thereof) as though made at and as of the Acceptance Date (except to the extent expressly made as of an earlier date, in which case solely as of such date), in each instance, except as would not reasonably be expected to have a Material Adverse Effect on the Company;

•	the Company shall have failed to perform or comply in any material respect with any of its agreements, obligations or covenants under the Merger Agreement;

•	the Merger Agreement shall have been terminated in accordance with its terms;

•	any event, change, effect or occurrence that has had a Material Adverse Effect on the Company;

•	Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder; or

•	a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the Offer and the Merger.

The foregoing conditions, other than the Minimum Condition, may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.

15.	Certain Legal Matters.

General.  Except as set forth in this Section 15 — “Certain Legal Matters,” based on information provided by the Company, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares in the Offer (and the indirect acquisition of the stock of the Company’s subsidiaries) or of any approval or other action by a domestic or foreign Governmental Authority that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company’s subsidiaries) by Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, we presently intend to seek such approval or take such other action, except as described below. Except as otherwise described in this Offer to Purchase, although Purchaser does presently intend to seek such approval or take such other action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company’s business, or that certain parts of the Company’s, Parent’s or Purchaser’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. Purchaser’s obligation to purchase and pay for Shares is subject to certain conditions which may be applicable under such circumstances. See the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offer.”

State Takeover Statutes

The Company is incorporated under the laws of the State of New Jersey and maintains its principal executive offices in New Jersey. Section 14A:10A-4 of the NJBCA prohibits such a New Jersey corporation from engaging in a “business combination” (defined to include mergers and certain other strategic transactions) with an “interested shareholder” (defined generally as a person that is the beneficial owner of 10% or more of the voting power of the outstanding stock of such corporation, or an affiliate or associate thereof) for a period of five years following the date such person became an interested shareholder, unless the business combination is approved by the board of directors of the Company prior to the date the shareholder became an interested shareholder. In addition, Section 14A:10A-5 of the NJBCA prohibits such a New Jersey corporation from engaging in a business combination with an interested shareholder after the five-year period unless the business combination (i) was approved by the board of directors of the Company prior to the date the interested shareholder became an interested shareholder, (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, or (iii) meets certain “fair price” criteria.

Neither Parent nor Purchaser is currently an interested shareholder of the Company and the Company’s board of directors has unanimously approved the transactions contemplated by the Merger Agreement and the Shareholders’ Agreement, including the Offer and the Merger. Therefore, the transactions contemplated by the Merger Agreement and the Shareholders’ Agreement are not prohibited by Sections 14A:10A-4 and 14A:10A-5 of the NJBCA. Additionally, the Company has represented and warranted to Parent and Purchaser that it has taken all action required to be taken by it in order to exempt the Merger Agreement, the Shareholders’ Agreement and the Offer and the Merger from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti takeover laws of New Jersey, including Section 14A:10A of the NJBCA (collectively, the “Takeover Laws”). The Company has also represented and warranted that its certificate of incorporation and bylaws do not contain any provision concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

From the date of the Merger Agreement until the closing of the Merger or the earlier termination of the Merger Agreement in accordance with its terms, each of Parent, Purchaser and the Company has agreed that it will not take any action that would cause the Offer or the Merger (a) to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the Offer and the Merger from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect and (b) not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make such Transactions comply with (or continue to comply with) any Takeover Provisions.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than Section 14A:10A of the NJBCA. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a Governmental Authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Department of Justice (“DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the DOJ (“Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the HSR Act requirements, each of Parent and the Company has filed a Notification and Report Form for Certain Mergers and Acquisitions with respect to the Offer with the Antitrust Division and the FTC on June 15, 2010. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is expected to expire at 11:59 p.m., New York City time, on June 30, 2010, 15 days following our HSR Act filing. However, before this initial waiting period has expired, the Antitrust Division or the FTC may extend the waiting period by requesting additional information and documentary material relevant to the Offer from Parent, as well as from the Company. If such a request is made to Parent, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Parent’s (but not also the Company’s) substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. Under the terms of the Merger Agreement, Parent, with the consent of the Company not to be unreasonably withheld, may enter into an agreement with the Antitrust Division or the FTC not to consummate the Offer or the Merger. As permitted under the HSR Act, Parent expects to request early termination of the initial waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offer.” Subject to certain circumstances described in Section 4 — “Withdrawal Rights,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a formal request by the Antitrust Division or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer shall be extended in accordance with the terms of the Merger Agreement.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC may take such action under the antitrust laws as it deems necessary or desirable to preserve competition, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking divestiture of the Shares so acquired or divestiture of certain of Parent’s or the Company’s assets. Private parties and individual states may also bring legal actions under the antitrust laws to enjoin consummation of the Offer. We do not believe that consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a governmental or private challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14 — “Conditions of the Offer” for certain conditions to the Offer.

In addition to our filing under the HSR Act with the Antitrust Division and FTC, no assurance can be given whether any requisite consents or approvals will be required from foreign competition authorities or, if required, will be received prior to the Expiration Date. Shares will not be accepted for payment or paid for pursuant to the Offer until the receipt of such approvals or consents or the expiration or earlier termination of any applicable waiting period under foreign competition laws. See Section 14 — “Conditions of the Offer.”

16.	Fees and Expenses.

MUMSS has acted as financial advisor to Parent in connection with this transaction and its affiliate Mitsubishi UFJ Securities (USA), Inc. is acting as Dealer Manager in connection with the Offer. Parent has agreed to pay MUMSS customary fees for such services and also has agreed to reimburse MUMSS for costs and expenses deemed by Parent to be reasonably necessary for the services provided by MUMSS, and to indemnify MUMSS and related persons against liabilities relating to or arising out of its engagement. In the ordinary course of business, MUMSS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Parent and the Company and, accordingly, may at any time hold long or short positions in such securities.

Purchaser has retained Computershare Inc. and its subsidiary Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse such firm for certain reasonable out-of-pocket expenses and to indemnify such firm against certain liabilities in connection with its services.

Purchaser has retained Georgeson Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out-of-pocket expenses and to indemnify such firm against certain liabilities in connection with its services.

We will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings.

As of the date of this Offer to Purchase, neither Purchaser nor Parent is aware of any material pending legal proceeding relating to the Offer or the Merger.

18.	Miscellaneous.

We are making the Offer to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with the exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with the exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner described in Section 8 — “Certain Information Concerning the Company” and Section 9 — “Certain Information Concerning Purchaser and Parent.”

Mobius Subsidiary Corporation

Dated: June 21, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of Parent, NDI, Purchaser and NTT, and their present principal occupations or employment and material employment history for the past five years, are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years. Where applicable, the business address listed for each individual not principally employed by Parent, NDI, Purchaser or NTT, as the case may be, is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated below, all of the persons listed below are citizens of Japan.

Name and Present Position with Parent	Material Employment History

Isao Arai, Senior Vice President and Senior Executive Manager, Manufacturing Business Sector	Mr. Arai has been Senior Vice President and Senior Executive Manager, Manufacturing Business Sector, of Parent since June 2009. Prior to that, Mr. Arai served at Parent as (i) Executive Manager, First System Section, Second Public Administration Division, First Public Administration Systems Sector; (ii) Senior Executive Manager, First Public Administration Systems Sector; and (iii) Senior Executive Manager, First Public Administration Division, First Public Administration Systems Sector.

Hiroshi Endo, Senior Vice President and Senior Executive Manager, System Platforms Sector	Mr. Endo has been Senior Vice President and Senior Executive Manager, System Platforms Sector, of Parent since June 2009. Prior to that, Mr. Endo served at Parent as (i) Senior Executive Manager, Planning Department, Business Solutions Sector; (ii) Senior Executive Manager, Corporate Strategy Planning Department; (iii) Senior Executive Manager, Facility Management Department; and (iv) Senior Executive Manager, Group Strategy Headquarters.

Takashi Enomoto, Representative Director and Senior Executive Vice President	Mr. Enomoto has been Representative Director and Senior Executive Vice President of Parent since June 2009. Since May 2005, Mr. Enomoto has also been President and Chief Executive Officer of MISI Company Ltd., located at 45 West 36th St., 7th Floor, New York, NY 10018, which is in the principal business of user experience consulting and staff augmentation. Since June 2007, Mr. Enomoto has also been President and Chief Executive Officer of Construction-ec.com Co., Ltd., located at 1-7-6 Shinbashi, Minato-ku, Tokyo, Japan, which is in the principal business of providing e-commerce services. Since November 2007, Mr. Enomoto has also been President and Chief Executive Officer of NTT DATA Europe GmbH & Co. KG, located at Immermannstraße 40, 40210, Düsseldorf, Germany, which is in the principal business of supervising and managing European subsidiaries. Since June 2005, Mr. Enomoto has also been President and Chief Executive Officer of NDI (see below).

Name and Present Position with Parent	Material Employment History

Mr. Enomoto has also previously served at Parent as (i) Director and Senior Vice President, Corporate Strategy Planning Department; (ii) Representative Director and Senior Vice President; (iii) Representative Director and Executive Vice President and Senior Executive Manager, Global Business Sector; and (iv) Representative Director and Senior Vice President and Senior Executive Manager, Global Business Sector.

Yoshinori Hagino, Senior Vice President and Senior Executive Manager, Fourth Financial Sector	Mr. Hagino has been Senior Vice President and Senior Executive Manager, Fourth Financial Sector, of Parent since July 2009. Prior to that, Mr. Hagino served at Parent as (i) Senior Specialist, Financial Business Sector, (ii) Senior Vice President, and (iii) Senior Vice President, Postal Service Systems Sector. From June 2005 until January 2008, Mr. Hagino also served as Executive Director of NTT DATA SOFIA Corporation.

Fumiharu Hanyuda, Executive Vice President and Senior Executive Manager, Enterprise Systems Sector	Mr. Hanyuda has been Executive Vice President and Senior Executive Manager, Enterprise Systems Sector, of Parent since June 2009. Prior to that, Mr. Hanyuda served at Parent as (i) Deputy Senior Executive Manager, IT Business Development Sector, (ii) Senior Vice President, and (iii) Senior Vice President and Senior Executive Manager, Enterprise Systems Sector.

Yo Honma, Senior Vice President and Senior Executive Manager, Retail & Service Business Sector	Mr. Honma has been Senior Vice President and Senior Executive Manager, Retail & Service Business Sector, of Parent since April 2010. Prior to that, Mr. Honma served at Parent as (i) Senior Executive Manager, Credit Card & Lease Business Unit, Financial Business Sector; (ii) Senior Executive Manager, Public Relations Office, Corporate Strategy Planning Department; (iii) Senior Executive Manager, Public Relations Department; and (iv) Senior Vice President and Senior Executive Manager, Public Relations Department.

Toshio Iwamoto, Representative Director and Senior Executive Vice President	Mr. Iwamoto has been Representative Director and Senior Executive Vice President of Parent since July 2009. Prior to that, Mr. Iwamoto served at Parent as (i) Senior Vice President and Senior Executive Manager, Payment Solutions Sector; (ii) Director and Senior Vice President and Senior Executive Manager, Financial Business Sector; (iii) Director and Executive Vice President and Senior Executive Manager, Financial Business Sector; and (iv) Director and Senior Vice President.

Fumio Kanda, Senior Vice President and Senior Executive Manager, Business Solutions Sector	Mr. Kanda has been Senior Vice President and Senior Executive Manager, Business Solutions Sector, of Parent since July 2009. Prior to that, Mr. Kanda served (i) at NTT as Executive Manager, Distributive Trade & Service Solution Sales Division, Enterprise Sales Division; (ii) at NTT Communications Corporation (“NTTC”) as Executive Manager, Distributive Trade & Service Solutions Sales Division, Enterprise Sales Division III; and (iii) at NTTC as General Manager, Enterprise Sales Division IV, Enterprise Business Division.

Name and Present Position with Parent	Material Employment History

Yuji Kawashima, Senior Vice President and Senior Executive Manager, Second Public Administration Systems Sector	Mr. Kawashima has been Senior Vice President and Senior Executive Manager, Second Public Administration Systems Sector, of Parent since June 2007. Prior to that, Mr. Kawashima was Senior Executive Manager, Second Public Administration Business Unit, Second Public Administrations Sector, of Parent.

Satoshi Kurishima, Director and Senior Vice President	Mr. Kurishima has been Director and Senior Vice President of Parent since June 2009. Prior to that, Mr. Kurishima was Senior Vice President and Senior Executive Manager, Financial Systems Sector, of Parent.

Mitsutaka Nakamura, Senior Vice President	Mr. Nakamura has been Senior Vice President of Parent since June 2007. Mr. Nakamura has also been, since April 2006, President and Chief Executive Officer of NTT DATA Tokai Corporation (“Tokai”), located at 2-17-21 Nishiki, Naka-ku Nagoya-shi Aichi, Japan. The principal business of Tokai is system integration, networking system services and other related businesses. Prior to June 2007, Mr. Nakamura also served at Parent as (i) Senior Executive Manager, Corporate Strategy Planning Department of Parent and (ii) Senior Specialist, Affiliated Business Development Department.

Mr. Nakamura’s current business address is: c/o NTT DATA Tokai Corporation 2-17-21 Nishiki Naka-ku Nagoya-shi Aichi, Japan

Toshiki Nakayama, Director	Mr. Nakayama has been Director of Parent since June 2007. Since June 2008, Mr. Nakayama has also been Vice Manager, Strategic Business Development Division of NTT, and, since February 2010, President and Chief Executive Officer of NTT Prime Square, Inc. (“Prime Square”), located at 1-6-15 Minami-Azabu, Minato-ku Tokyo, Japan. The principal business of Prime Square is content distribution services. Prior to those positions, Mr. Nakayama served at NTT as (i) Senior Manager, Department V; and (ii) Senior Manager, Corporate Business Strategy Division.

Mr. Nakayama’s current business address is: c/o Nippon Telegraph and Telephone Corporation 3-1, Otemachi 2-chome Chiyoda-ku Tokyo, Japan

Kazuhiro Nishihata, Senior Vice President and Senior Executive Manager, Global Business Sector	Mr. Nishihata has been Senior Vice President and Senior Executive Manager, Global Business Sector, of Parent since June 2009. Mr. Nishihata has also been Director of NDI since November 2009 (see below). Prior to those positions, Mr. Nishihata also served at NTTC as (i) Vice President, Global Business Division; (ii) Vice President, Global Network Department, Global Division; and (iii) Vice President, Global Service Department.

Name and Present Position with Parent	Material Employment History

Shigeyuki Onishi, Senior Vice President (effective June 22, 2010)	Effective June 22, 2010, Mr. Onishi will be Senior Vice President of Parent. Prior to that, Mr. Onishi served at Parent as (i) Senior Executive Manager, e-Community Promotion Business Unit, Third Public Administrations Sector; (ii) Senior Manager, Second Public Administration Systems Sector; (iii) Executive Manager, First Public Administration Division, Second Public Administrations Sector; (iv) Senior Manager, Planning Department, Second Public Administrations Sector; and (v) Senior Executive Manager, First Public Administration Division, Second Public Administration Systems Sector.

Yasushi Sasaki, Senior Vice President and Senior Executive Manager, First Public Administrations Systems Sector	Mr. Sasaki has been Senior Vice President and Senior Executive Manager, First Public Administrations Systems Sector, of Parent since June 2009. Prior to that, Mr. Sasaki was (i) Senior Executive Manager, Public Business Planning and Administration Department, of Parent; (ii) Senior Specialist, Affiliated Business Development Department, of Parent; (iii) President and Chief Executive Officer of NTT DATA Kansai Corporation; and (iv) Senior Vice President of Parent.

Masanori Shiina, Senior Vice President and Senior Executive Manager, Third Financial Sector	Mr. Shiina has been Senior Vice President and Senior Executive Manager, Third Financial Sector, of Parent since July 2009. Prior to that, Mr. Shiina served at Parent as (i) Senior Executive Manager, Community Banking Systems Sector and (ii) Senior Vice President and Senior Executive Manager, Community Banking Systems Sector.

Naoto Shiotsuka, Director and Executive Vice President	Mr. Shiotsuka has been Director and Executive Vice President of Parent since June 2009. Prior to that, Mr. Shiotsuka served at Parent as (i) Senior Vice President and Senior Executive Manager, Finance Department and (ii) Director and Senior Vice President and Senior Executive Manager, Finance Department.

Masashi Sogo, Senior Vice President and Senior Executive Manager, General Affairs Department	Mr. Sogo has been Senior Vice President and Senior Executive Manager, General Affairs Department, of Parent since June 2007. Prior to that, Mr. Shiotsuka served at Nippon Telegraph and Telephone West Corporation as (i) Senior Manager, Personnel Department and (ii) Executive Manager, Shizuoka branch.

Kazuhiro Suda, Executive Vice President	Mr. Suda has been Executive Vice President of Parent since July 2009. Prior to that, Mr. Suda served at the Ministry of Internal Affairs and Communications as (i) Director General, Local Public Service Personnel Department, Local Administration Bureau; (ii) Director General, Telecommunications Bureau; and (iii) Director General, Postal Services Policy Planning Bureau. Mr. Suda also served as President of Japan Approvals Institute for Telecommunications Equipment.

Name and Present Position with Parent	Material Employment History

Hitokazu Tanabe, Executive Vice President and Senior Executive Manager, Retail & Service Business Sector (until June 22, 2010)	Mr. Tanabe has been Executive Vice President and Senior Executive Manager, Retail & Service Business Sector, of Parent since June 2009. Mr. Tanabe is resigning from these positions effective June 22, 2010. Prior to that, Mr. Tanabe also served at Parent as (i) Senior Vice President and Senior Executive Manager, Business Solutions Sector; (ii) Senior Vice President and Senior Executive Manager, Enterprise Business Sector; and (iii) Senior Vice President and Senior Executive Manager, Retail & Service Business Sector.

Mitsuru Toyoda, Senior Vice President and Senior Executive Manager, Healthcare Systems Sector	Mr. Toyoda has been Senior Vice President and Senior Executive Manager, Healthcare Systems Sector, of Parent since June 2009. Prior to that, Mr. Toyoda served at Parent as (i) Senior Executive Manager, NTT Docomo Business Unit, Enterprise Business Systems Sector; (ii) Deputy Senior Executive Manager, Enterprise Business Sector; and (iii) Deputy Senior Executive, Retail & Service Business Sector.

Eiji Ueki, Senior Vice President and Senior Executive Manager, Second Financial Sector	Mr. Ueki has been Senior Vice President and Senior Executive Manager, Second Financial Sector, of Parent since July 2009. Prior to that, Mr. Ueki served at Parent as (i) Senior Executive Manager, Regional Banking Business Unit, Regional Banking Systems Sector; (ii) Deputy Senior Executive Manager, Regional Banking Systems Sector; and (iii) Senior Vice President and Senior Executive Manager, Regional Banking Systems Sector.

Eiji Yamada, Senior Vice President and Senior Executive Manager, First Financial Sector	Mr. Yamada has been Senior Vice President and Senior Executive Manager, First Financial Sector, of Parent since July 2009. Prior to that, Mr. Yamada served at Parent as (i) Senior Vice President and Senior Executive Manager, Personnel Department; (ii) Senior Vice President and Senior Executive Manager, Corporate Strategy Planning Department; (iii) Senior Vice President and Senior Executive Manager, Group Strategy Headquarters; and (iv) Senior Vice President and Senior Executive Manager, Financial Business Sector.

Shinichi Yamada, Representative Director and Executive Vice President	Mr. Yamada has been Representative Director and Senior Executive Vice President of Parent since July 2009. Also since July 2009, Mr. Yamada has been President and Chief Executive Officer of NTT Data Intellilink Corporation, located at 1-15-7 Tsukishima Chuo-ku, Tokyo, Japan, in the principal business of system design and development. Prior to that, Mr. Yamada served at Parent as (i) Senior Vice President and Senior Executive Manager, System Platforms Sector and (ii) Executive Vice President and Senior Executive Manager, System Platforms Sector.

Toru Yamashita, President and Chief Executive Officer	Mr. Yamashita has been President and Chief Executive Officer of Parent since June 2007. Prior to that, Mr. Yamashita served at Parent as Representative Director and Senior Executive Vice President.

Name and Present Position with NDI	Material Employment History

Takashi Enomoto, Director, President and Chief Executive Officer	See Mr. Enomoto’s description above.

Ryoji Fukaya, Director	Mr. Fukaya has been Director of NDI since January 2007. Mr. Fukaya has also been Executive General Manager, Global Business Sector, of Parent since October 2006. Prior to that, Mr. Fukaya served as Senior Manager, Communication Sector at NTT Resonant Incorporated.

Koji Miyajima, Director	Mr. Miyajima has been Director of NDI since August 2008. Mr. Miyajima has also been Director, President, Chief Executive Officer and Treasurer of Purchaser since June 2010 (see below). Mr. Miyajima has also been General Manager, Global Business Sector, of Parent since April 2008. Prior to that, Mr. Miyajima served as (i) Senior Manager, Business Promotion Section, Business Innovation Sector at Parent; (ii) Senior Manager, ITS Business Planning Office, Business Innovation Sector at Parent; (iii) Senior Manager, Business Innovation Sector at Parent; (iv) Senior Specialist at NTT DATA AGILENET L.L.C.; and (iv) Senior Specialist, Research and Development Headquarters at Parent.

Mr. Miyajima’s current business address is: c/o NTT DATA CORPORATION Toyosu Center Building 3-3, Toyosu 3-chome Koto-ku, Tokyo 135-6033, Japan

Kazuhiro Nishihata, Director	See Mr. Nishihata’s description above.

Name and Present Position with Purchaser	Material Employment History

Koji Miyajima, Director, President, Chief Executive Officer and Treasurer	See Mr. Miyajima’s description above.

Shigenari Oketani, Vice President and Secretary	Mr. Oketani has been Vice President and Secretary of Purchaser since June 2010. Mr. Oketani has also been Senior Manager of NDI since January 2009. Prior to that, Mr. Oketani served as Assistant Accounting Manager at MISI Co., Ltd.

Mr. Oketani’s current business address is: c/o NTT Data International L.L.C. 45 West 36th Street, 7th Floor New York, NY 10018

Name and Present Position with NTT	Material Employment History

Takashi Imai, Outside Director	Mr. Imai has been Outside Director of NTT since July 1999. Mr. Imai is also Senior Advisor and Honorary Chairman of Nippon Steel Corporation, located at Marunouchi Park Bldg., 2-6-1, Marunouchi, Chiyoda-ku, Tokyo 100-8071, Japan.

Kaoru Kanazawa, Representative Director, Senior Executive Vice President and Chief Compliance Officer	Mr. Kanazawa has been Representative Director, Senior Executive Vice President and Chief Compliance Officer of NTT since June 2007. Prior to that, Mr. Kanazawa served as (i) Senior Advisor at NTT; and (ii) President of Telecommunications Engineering and Consulting Service.

Name and Present Position with NTT	Material Employment History

Yasuyoshi Katayama, Director, Executive Vice President, Director of NTT Technology Planning Department, Director of Next Generation Network Office, Technology Planning Department	Mr. Katayama has been Director, Executive Vice President, Director of NTT Technology Planning Department, and Director of Next Generation Network Office, Technology Planning Department, of NTT since June 2008. Prior to that, Mr. Katayama served at NTT as (i) Senior Vice President and Executive Manager of the Fundamental Services Department, Fundamental Services Promotion Headquarters; (ii) Executive Manager of the Plant Planning Department of NTT West; (iii) Senior Vice President and General Manager of Networks of NTT West; and (iv) Senior Vice President, Director of the Technology Planning Department and Director of the Next Generation Network Office, Technology Planning Department.

Toshio Kobayashi, Director, Senior Vice President and Director of NTT Finance and Accounting Department	Mr. Kobayashi has been Director, Senior Vice President and Director of the Finance and Accounting Department of NTT since June 2007. Mr. Kobayashi is also President of NTT Capital (U.K.) Limited, located at 3rd Floor, Devon House, 58-60 St. Katharine’s Way, London E1W 1LB, United Kingdom, which is in the principal business of market research. Prior to that, Mr. Kobayashi served as Deputy Director-General for Policy Evaluation of the Ministry of Finance.

Yotaro Kobayashi, Outside Director	Mr. Kobayashi has been Outside Director of NTT since July 1999. Mr. Kobayashi is also Outside Director of Sony Corporation, located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075 Japan.

Satoshi Miura, Representative Director, President and Chief Executive Officer	Mr. Miura has been Representative Director, President and Chief Executive Officer of NTT since June 2005. Mr. Miura is also Senior Executive Vice President and Director of the Corporate Management Strategy Division of NTT.

Hiromichi Shinohara, Director, Senior Vice President and Director of Research and Development Planning Department	Mr. Shinohara has been Director, Senior Vice President and Director of the Research and Development Planning Department of NTT since June 2009. Prior to that, Mr. Shinohara served at NTT as (i) General Manager of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group; and (ii) Director of the Information Sharing Laboratory Group.

Tetsuya Shouji, Director, Senior Vice President, Director of the General Affairs Department and Director of the Internal Control Office, General Affairs Department	Mr. Shouji has been Director, Senior Vice President, Director of the General Affairs Department and Director of the Internal Control Office, General Affairs Department, of NTT since June 2009. Prior to that, Mr. Shouji served at NTT as (i) Executive Manager of the Personnel Department of NTT West; and (ii) Senior Vice President and Executive Manager of the Personnel Department of NTT West.

Noritaka Uji, Representative Director, Senior Executive Vice President, Chief Technology Officer and Chief Information Officer	Mr. Uji has been Representative Director, Senior Executive Vice President, Chief Technology Officer and Chief Information Officer of NTT since June 2007. Prior to that, Mr. Uji served at NTT as Executive Vice President.

Name and Present Position with NTT	Material Employment History

Hiroo Unoura, Representative Director, Senior Executive Vice President, Chief Financial Officer, Director of NTT Strategic Business Development Division	Mr. Unoura has been Representative Director, Senior Executive Vice President, Chief Financial Officer and Director of the Strategic Business Development Division of NTT since June 2008. Prior to that, Mr. Unoura served at NTT as (i) Senior Vice President and Director of Department V; (ii) Executive Vice President; (iii) Director of the Corporate Strategy Planning Department; (iv) Executive Manager of the Corporate Business Strategy Division; (v) President of NTT Investment Partners, Inc; and (vi) Senior Executive Vice President and Director of the Strategic Business Development Division.

Norio Wada, Director and Chairman	Mr. Wada has been Director and Chairman of NTT since June 2007. Prior to that, Mr. Wada served at NTT as President.

Hiroki Watanabe, Director, Senior Vice President, Director of NTT Corporate Strategy Planning Department	Mr. Watanabe has been Director, Senior Vice President and Director of NTT Corporate Strategy Planning Department of NTT since June 2008. Mr. Watanabe is also President of NTT Investment Partners, Inc., located at 3-1 Otemachi 2-chome, Chiyoda-ku, Tokyo Japan. Prior to that, Mr. Watanabe served at NTT as Senior Vice President and Director of the Corporate Strategy Planning Department of NTT East.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each shareholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

By Mail to:
Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions
PO Box 43011
Providence, RI 02940-3011

By Overnight Courier to:
Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions
Suite V
250 Royall Street
Canton, MA 02021

By Facsimile Transmission (for Eligible Institutions Only): (617) 360-6810
Confirm by Telephone: (781) 575-2332

Questions and requests for assistance may be directed to our Information Agent or Dealer Manager at the addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call: (212) 440-9800
All Others Please Call Toll-Free: (866) 297-1410

The Dealer Manager for the Offer is:

1633 Broadway, 29th Floor
New York, NY 10019-6708
Call Toll-Free: (877) 909-6876